Osler, Hoskin & Harcourt LLP
1000 de La Gauchetière Street West
Suite 2100
Montréal, Québec, Canada H3B 4W5
514.904.8100 MAIN
514.904.8101 FACSIMILE

**File No. 82-3764**

OSLER

06016898

Montréal
Toronto
Ottawa
Calgary
New York

September 14, 2006

SUPPL

François Paradis
Direct Dial: 514.904.5366
fparadis@osler.com
Our Matter Number: 1034079

**SECURITIES AND EXCHANGE COMMISSION**
**Division of Corporation Finance**
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 15 2006
WASH, D.C. 160

Attention: Office of International Corporate Finance

Dear Sirs/Mesdames:

**Re: National Bank of Canada (the "Bank")**
**Exemption pursuant to Rule 12g3-2(b)**
**under the Securities Exchange Act of 1934 (the "Exchange Act")**

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since July 28, 2006. For your convenience, a list of these documents is provided in the attached Schedule A.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

PROCESSED
SEP 20 2006
THOMSON
FINANCIAL

François Paradis
/sc
Encls.

c: Ms. Mary Cascio *(without encls.)*
Ms. Mélanie Bernier *(with encls.)*

MONTREAL:776968.3

File No. 82-3764

OSLER

**SCHEDULE A**
**September 14, 2006**

**NATIONAL BANK OF CANADA**

**INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)**

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated May 8, 2006.

| | DOCUMENT TYPE | DATE OF FILING | |
|---|---|---|---|
| | | SEDAR | SCHEDULE "A" REFERENCE NUMBER |
| 1. | Preliminary Short Form Base Shelf Prospectus dated September 6, 2006 | September 7, 2006 | 4.5 |
| 2. | MRRS Decision Document (Preliminary) dated September 7, 2006 acknowledging Receipt for the Preliminary Short Form Prospectus dated September 6, 2006 | September 7, 2006 | 4.5 |
| 3. | News Release dated August 31, 2006 Announcing Results for the Third Quarter ended July 31, 2006 | August 31, 2006 | 2.1 |
| 4. | Interim Financial Statements for the Third Quarter ended July 31, 2006 | August 31, 2006 | 2.1 |
| 5. | Certification of Interim Filings by the President and Chief Executive Officer dated August 29, 2006 for the Third Quarter ended July 31, 2006 | August 31, 2006 | 2.3 |
| 6. | Certification of Interim Filings by the Senior Vice-President Finance, Technology and Corporate Affairs dated August 29, 2006 for the Third Quarter ended July 31, 2006 | August 31, 2006 | 2.3 |
| 7. | Management's Discussion and Analysis of Financial Condition and Operating Results dated August 31, 2006 for the Third Quarter ended July 31, 2006 | August 31, 2006 | 2.2 |

**Base Shelf Prospectus**

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*

*A copy of this preliminary short form base shelf prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form base shelf prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form base shelf prospectus is obtained from the securities regulatory authorities.*

*This short form base shelf prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing this omitted information within a specified period of time after agreeing to purchase any of these securities.*

***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, National Bank of Canada, National Bank Tower, 600 De La Gauchetière Street West, Montréal, Québec, H3B 4L2, (514) 394-6081 and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Bank at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

*This short form shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons. See "Plan of Distribution".*

**PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS**

**NEW ISSUE** September 6, 2006



# NATIONAL BANK OF CANADA

## $2,500,000,000
## Medium Term Notes
(subordinated indebtedness)

Medium Term Notes which are subordinated indebtedness of National Bank of Canada (the "Bank") due more than one year from the date of issue (the "Notes") may be offered for sale under this prospectus at various times until October •, 2008 in an aggregate principal amount of up to $2.5 billion (or the equivalent in other currencies or currency units) calculated on the basis of the principal amount of Notes issued, in the case of interest bearing Notes, or on the basis of the gross proceeds received by the Bank, in the case of non-interest bearing Notes or Notes bearing interest at a rate that at the time of issuance is below market rates. Notes may be redeemed at the option of the Bank, in whole or in part, prior to their maturity date.

Other specific terms of any offering of the Notes will be described, and all shelf information not included in this short form base shelf prospectus will be contained, in one or more pricing supplements that will be delivered together with this prospectus to prospective purchasers of Notes.

## RATES ON APPLICATION

The Notes will be offered separately by one or more of National Bank Financial Inc., BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., Merrill Lynch Canada Inc., JP Morgan Securities Canada Inc., RBC Capital Markets, Scotia Capital Inc. and TD Securities Inc. and other dealers that may be appointed from time to time (collectively, the "Dealers"). Under a dealer agreement dated September •, 2006 between the Bank and the Dealers, the Notes may be purchased at various times by any of the Dealers, as agent, underwriter or principal, at prices and commissions to be agreed upon, for resale to the public at prices to be negotiated with purchasers. Resale prices may vary during the distribution period and between purchasers. The Bank may also offer the Notes to purchasers directly, pursuant to applicable registration exemptions, at prices and terms to be negotiated. See "Plan of Distribution".

The offerings are subject to approval of certain legal matters on behalf of the Bank by McCarthy Tétrault LLP and on behalf of the Dealers by Fasken Martineau DuMoulin LLP.

**There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation – See "Risk Factors".**

**The Notes will be direct unsecured obligations of the Bank constituting subordinated indebtedness for the purposes of the *Bank Act* (Canada) (the "*Bank Act*") and will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act.***

**In the event of the insolvency or winding-up of the Bank, the Notes will rank equally and rateably with the Bank's other subordinated indebtedness and will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank except those which, by their terms, rank in right of payment equally with or subordinate to the Notes. See "Description of the Notes — Subordination".**

**National Bank Financial Inc. is a wholly-owned subsidiary of the Bank. As a result, the Bank is a "related issuer" of National Bank Financial Inc. under applicable securities legislation. See "Plan of Distribution".**

## TABLE OF CONTENTS



## ELIGIBILITY FOR INVESTMENT

In the opinion of McCarthy Tétrault LLP, counsel for the Bank, and Fasken Martineau DuMoulin LLP, counsel for the Dealers, unless otherwise specified in a pricing supplement, the Notes would, if issued on the date of this prospectus, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than trusts governed by deferred profit sharing plans to which contributions are made by the Bank, or a corporation with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada)).

## CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus, including those relating to the Bank's strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Bank. These statements are not historical facts but instead represent only the Bank's expectations, estimates and projections regarding future events.

By their very nature, forward looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward looking statements will be not achieved. Readers are cautioned not to place undue reliance on these statements as a number of important factors could cause results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, but are not limited to: the strength of the Canadian economy in general and the strength of the local economies within Canada in which the Bank conducts operations; the strength of the economies of other nations in which the Bank conducts significant operations; the effects of changes in monetary

and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which the Bank operates; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in respective markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and other developments including those relating to the war or terrorism; and the Bank's anticipation of and success in managing the risks implied by the foregoing. See "Risk Factors". The foregoing list of important factors is not exhaustive. When relying on the Bank's forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potentials events. The Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Bank unless required by applicable laws.

## DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Bank, filed with the Superintendent of Financial Institutions (Canada) (the "Superintendent") and the securities regulatory authorities in each of the provinces of Canada, are incorporated by reference into, and form an integral part of, this prospectus:

(a) the Annual Information Form of the Bank dated January 18, 2006;

(b) the Audited Consolidated Financial Statements of the Bank for the fiscal year ended October 31, 2005, which include comparative audited consolidated financial statements for the fiscal year ended October 31, 2004, together with the Auditors' report thereon and the Management's Discussion and Analysis of the financial conditions and results of operations as contained in the Bank's Annual Report for the year ended October 31, 2005;

(c) the Management Proxy Circular dated January 18, 2006 in connection with the Bank's annual meeting of shareholders held on March 8, 2006;

(d) the Third Quarterly Report to shareholders of the Bank for the quarter ended July 31, 2006, which includes unaudited interim consolidated financial statements for the quarters ended July 31, 2006 and 2005 (the "2006 Third Quarter Report");

(e) the Management's Discussion and Analysis of the financial conditions and results of operations contained in the 2006 Third Quarter Report at pages 4 to 9; and

(f) the Material Change Report dated July 27, 2006 relating to the appointment of Mr. Louis Vachon as Chief Operating Officer of the Bank.

**Any documents of the type referred to in the preceding paragraph and any unaudited interim financial statements, any material change reports (excluding confidential material change reports), any business acquisition reports and any other disclosure documents filed pursuant to an undertaking to a provincial or territories securities regulatory authority, any information circulars, filed by the Bank with a securities regulatory authority in Canada after the date of this prospectus and prior to the completion or withdrawal of the offering, will be deemed to be incorporated by reference into this prospectus.**

**Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus or contained in this prospectus will be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.**

Upon a new annual information form or new annual consolidated financial statements and management's discussion and analysis accompanying such financial statements being filed by the Bank with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual consolidated financial statements and management's discussion and analysis accompanying such financial statements, all interim consolidated financial statements and any management's discussion and analysis accompanying such financial statements, material change reports and information circulars filed prior to the commencement of the Bank's financial year with respect to which the new annual information form is filed will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Notes hereunder.

A pricing supplement containing the specific terms of any offered Notes, updated disclosure earnings coverage ratios, if applicable, and other information in relation to such offered Notes will be delivered to purchasers of such offered Notes together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such pricing supplement, but only for purposes of the offering of such offered Notes.

Investors should rely only on information contained or incorporated by reference in this Prospectus. The Bank has not, and the Dealers have not, authorized any other person to provide investors with different information. If anyone provides investors with different or inconsistent information, investors should not rely on it. The Bank is not, and the Dealers are not, making an offer to sell these Notes in any jurisdiction where the offer or sale of the Notes is not permitted.

Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as prospectus supplements or as exhibits to the Bank's unaudited interim and audited annual consolidated financial statements, and will be deemed to be incorporated by reference into this prospectus.

In this prospectus, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

## RATINGS

Unless otherwise specified in a pricing supplement, the following are the provisional ratings for the Notes by the indicated rating organization.

| Rating | Organization |
|---|---|
| "A-" .................... | Standard & Poor's Corporation, a division of the McGraw-Hill Companies ("Standard & Poor's") |
| "A" ...................... | Dominion Bond Rating Service Limited ("DBRS") |
| "A2" .................... | Moody's Investors Service, Inc. ("Moody's") |

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of the payment capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. The "A" rating assigned to the Notes is the third highest rating of Standard & Poor's ten rating categories for long term debt obligations, which range from AAA to D, the third highest of DBRS's nine rating categories for long term debt obligations, which range from AAA to C and the third highest of Moody's nine rating categories for long term debt obligations which range from AAA to C. "+" and "-" designations in the case of Standard & Poor's, "(low)" and "(high)" designations in the case of DBRS and "1" to "3" designations in the case of Moody's indicate relative strength within the respective rating categories. Each rating organization has several categories of long-term debt obligations for which it will assign a rating. Prospective purchasers of the notes should consult the rating organization with respect to the interpretation and implications of the foregoing provisional ratings.

The foregoing ratings should not be construed as a recommendation to buy, sell or hold the Notes. The credit ratings do not address market price or suitability for a particular investor. The credit ratings assigned to the Notes may not reflect the potential impact of all risks on the value of the Notes. In addition, real or anticipated changes in the credit ratings assigned to the Notes will generally affect the market value of the Notes. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating organization in the future if, in its judgment, circumstances so warrant.

## NATIONAL BANK OF CANADA

The Bank, a chartered bank subject to the provisions of the *Bank Act*, was formed through a series of amalgamations and its roots date back to 1859 with the founding of Banque Nationale in Québec City. The Bank's head office and registered office are located at the National Bank Tower, 600 De La Gauchetière Street West, 4th Floor, Montréal, Québec, H3B 4L2.

### *Subsidiaries*

A list of the principal subsidiaries directly or indirectly owned or controlled by the Bank as at October 31, 2005 is included in the Bank's Annual Report for the year ended October 31, 2005.

### *Business of the Bank*

The Bank maintains offices and provides services in each of the Canadian provinces. It offers a full range of financial services to individuals, commercial enterprises, financial institutions and governments both in Canada and abroad.

Additional information with respect to the Bank's businesses is included in the Bank's Annual Report for the year ended October 31, 2005.

### *Recent Developments*

The Bank announced, on July 27, the appointment of Louis Vachon as Chief Operating Officer effective as of August 1, 2006.

## DESCRIPTION OF NOTES

The following description of the Notes and of the trust indenture dated as of September 30, 1999, as supplemented from time to time, including by supplemental indentures to be entered into with respect to each tranche of Notes (the "Trust Indenture") between the Bank and National Bank Trust Inc., which was replaced by Computershare Trust Company of Canada, as trustee (the "Trustee"), is a summary of certain of their material attributes and characteristics, which does not purport to be complete and is qualified in its entirety by reference to the Trust Indenture. Capitalized terms which are not defined have the meanings attributed to them in the Trust Indenture or Notes, as the case may be.

The following description of the Notes will apply to each Note unless otherwise specified in a pricing supplement.

### *General*

The Notes may be issued at various times in different series of debt securities under the Trust Indenture, or may be issued under one or more other trust indentures or without a trust indenture. In each case, the terms and conditions attaching to such Notes will be set out in the applicable trust indenture, if any, and in the applicable pricing supplement.

All debt securities, including the Notes, issued or to be issued under the Trust Indenture will be direct unsecured obligations of the Bank constituting subordinated indebtedness for the purposes of the *Bank Act,* ranking equally and rateably with all other subordinated indebtedness of the Bank from time to time issued and outstanding under the Trust Indenture and all other subordinated indebtedness of the Bank. See "Description of Notes — Subordination" below. In the event of the insolvency or winding-up of the Bank, the subordinated indebtedness of the Bank, including the Notes, will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank except those which, by their terms, rank in right of payment equally with or are subordinate to such subordinated indebtedness.

**The Notes will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act.***

The following summaries of certain provisions of the Trust Indenture do not purport to be complete and are qualified in their entirety by reference to all the provisions of the Trust Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Trust Indenture are referred to, such provisions or defined terms are incorporated into this prospectus by reference.

The Trust Indenture does not limit the amount of subordinated indebtedness that may be issued thereunder. Notes may be issued from time to time in one or more series and may be denominated and payable in foreign currencies or units of account

defined in terms of the currencies of two or more countries. Special federal income tax considerations applicable to any offered Notes so denominated may be described in the applicable pricing supplement. Unless otherwise indicated in the applicable pricing supplement, the Trust Indenture does not limit the principal amount of any series of Notes which may be issued.

A pricing supplement will describe the terms of any series of Notes being offered thereby, including: (i) the specific designation, aggregate principal amount and authorized denominations of such Notes; (ii) the currency or currency unit for which the Notes may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars); (iii) the percentage of the principal amount at which such Notes will be issued; (iv) the date or dates on which such Notes will mature; (v) the rate or rates per annum at which such Notes will bear interest (if any), or the method of determination of such rates (if any); (vi) the dates on which such interest will be payable and the record dates for such payments; (vii) any redemption term or terms under which such Notes may be cancelled; (viii) whether such Notes are to be issued in fully registered form, registered form, bearer form or as global securities and the basis of exchange, transfer and ownership thereof; (ix) any exchange or conversion terms; and (x) any other specific terms.

A pricing supplement may also describe certain income tax considerations that may apply to any offered Notes.

The Bank may set forth in a pricing supplement other terms which are not within the options and parameters set forth in this prospectus.

***Form, Denomination, Transfer***

Notes issued under the Trust Indenture may be issuable solely in fully registered form without coupons ("fully registered securities"), solely in a form registered as to principal only with coupons attached ("registered securities"), solely in bearer form, with or without coupons attached ("bearer securities") or in any combination of the foregoing. The denomination of any Notes will be as set out in the pricing supplement. If a supplemental indenture relating to a series of Notes so provides, Notes may be issued, permanently or temporarily, as global securities.

Except with respect to global securities, Notes may be exchanged for Notes of any other authorized denomination, any such exchange to be for an equivalent aggregate principal amount of Notes of the same series, carrying the same rate of interest and same redemption and other provisions as the Notes being exchanged. Subject to the restrictions set forth in the Trust Indenture, exchanges of Notes of any series or transfers of any fully registered securities or registered securities may be made at the principal office of the Trustee in Montréal or at such other place or places, if any, where the Trustee, or such other registrar or agent as the Bank may appoint as may be specified in a pricing supplement or as the Bank may designate with the approval of the Trustee, maintains a register for the Notes pursuant to the Trust Indenture. Unless otherwise specified in the applicable pricing supplement, the Trustee will be the registrar and transfer agent for the Notes issued under the Trust Indenture. A service charge may be made for any transfer or exchange of Notes. The Bank will also require payment of a sum sufficient to cover any tax or other governmental charge.

Notes issued under the Trust Indenture with coupons attached will be negotiable and title thereto will pass by delivery unless they are registered securities. If Notes with coupons attached are issued as registered securities, the coupons when detached will continue to be payable to bearer and title to detached coupons will pass by delivery.

The Notes will be issued in fully registered form in minimum denominations of $1,000 unless otherwise specified in a pricing supplement. Notes may also be denominated in non-Canadian currencies, if so specified in a pricing supplement.

Unless otherwise specified in a pricing supplement, the Notes will be issued in fully registered book-entry form represented by one or more fully registered global securities (the "Global Notes") deposited with, or on behalf of, The Canadian Depository for Securities Limited ("CDS") and registered in the name of CDS or its nominee. Interests in the Global Notes will be shown on, and transfers will be effected only through, records maintained by CDS (with respect to its participants) and Dealers or other registered dealers who are participants in CDS (each, a "CDS Participant") (with respect to other persons having an interest (the "Beneficial Owners")) and with CDS Participants (with respect to Beneficial Owners). Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Notes may do so only through CDS Participants. On the date of closing, the Trustee will cause the Notes to be delivered to CDS and registered in the name of its nominee. All Notes bearing interest at the same rate or pursuant to the same formula and having the same date of issue, redemption provisions, repayment provisions and stated maturity date will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Notes will be made only through the depository services of CDS.

Except as described below, a Beneficial Owner will not be entitled to a certificate or other instrument from the Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a CDS Participant. Such purchaser will receive a confirmation of purchase from the Dealer from whom Notes are purchased in accordance with the practices and procedures of that Dealer. The practices of Dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order.

The ability of a holder to pledge a Note or otherwise take action with respect to such holder's interest in a Note (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Neither the Bank nor the Dealers will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Notes held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Notes; or (c) any advice or representation made by or with respect to CDS, including those contained in this prospectus, and relating to the rules governing CDS or any action to be taken by CDS or at the direction of a CDS Participant. The rules governing CDS provide that it acts as the agent and depository for CDS Participants. As a result, such CDS Participant must look solely to CDS and Beneficial Owners must look solely to CDS Participants for the payment of the principal and interest or premium, or any other amounts, if any, on the Notes paid by or on behalf of the Bank to CDS.

The Notes will be issued to Beneficial Owners in fully registered and certificated form (the "Note Certificates") only if: (i) required by applicable law; (ii) the book-entry system ceases to exist; (iii) the Bank or CDS advises the Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to the Notes and the Bank is unable to locate a qualified successor; (iv) the Bank, at its option, decides to terminate its present arrangements with CDS; or (v) after the occurrence of an event of default, CDS Participants acting on behalf of Beneficial Owners, representing, in the aggregate, more than 50% of the aggregate principal amount of the Notes then outstanding, advise CDS in writing that the continuation of a book-entry system through CDS is no longer in their best interest. Upon the occurrence of any of these events, the Trustee must notify CDS, for and on behalf of CDS Participants and Beneficial Owners, of the availability through CDS of Note Certificates. Upon surrender by CDS of the certificates representing the Notes and receipt of instructions from CDS for the new registrations, the Trustee will deliver the Notes in the form of Note Certificates and thereafter the Bank will recognize the holders of such Note Certificates as Noteholders under the Trust Indenture.

***Payments and Notices***

While the book-entry system is in effect, payments of principal, redemption price, if any, and interest, as applicable, on the Notes will be made by the Bank to CDS, or its nominee, as the case may be, as the registered holder of the Notes and the Bank understands that such payments will be credited by CDS or its nominee in the appropriate amounts to the relevant CDS Participants. Payments to holders of the Notes of amounts so credited will be the responsibility of the CDS Participants.

As long as CDS or its nominee is the registered holder of the Notes, CDS or its nominee, as the case may be, will be considered the sole owner of the Notes for the purposes of receiving notices or payments on the Notes. In such circumstances, the responsibility and liability of the Bank in respect of notices or payments on the Notes is limited to giving or making payment of any principal, redemption price, if any, and interest due on the Notes to CDS or its nominee.

Each holder must rely on the procedures of CDS and, if such holder is not a CDS Participant, on the procedures of the CDS Participant through which such holder owns its interest, to exercise any rights with respect to the Notes. The Bank understands that under existing policies of CDS and industry practices, if the Bank requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to the Notes, CDS would authorize the CDS Participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by CDS or agreed to from time to time by the Bank, the Trustee and CDS. Any holder that is not a CDS Participant must rely on the contractual arrangement or other arangement it has directly, or indirectly through its financial intermediary, with its CDS Participant to give such notice or take such action.

If Note Certificates are issued, interest will be paid by cheque drawn on the Bank and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest and the principal of the Notes and the interest due at maturity will be paid upon surrender thereof at any branch of the Bank in Canada.

*Interest*

The Notes will be issued as floating rate Notes or fixed rate Notes, or a combination of both, and at an interest rate all as specified in a pricing supplement, or they may be issued as index linked Notes.

Each fixed rate Note will bear interest from the later of the date of such Note and the last interest payment date to which interest has been paid or made available for payment on such Note provided that, in respect of the first interest payment date after the issuance thereof, each fixed rate Note will bear interest from the date of such Note.

Interest on each fixed rate Note will be payable on such dates as are specified in the applicable pricing supplement. Interest payments on each interest payment date for fixed rate Notes will include interest accrued to, but excluding, such interest payment date.

Unless otherwise specified in a pricing supplement, floating rate interest for each quarterly interest period will be calculated on the basis of the actual number of days in the period, divided by 365, or 366 in a leap year.

If any interest payment date would otherwise fall on a day that is not a business day, payment will be postponed until the next succeeding business day (without any additional interest or other payment in respect of the delay).

A "business day" means a day on which banks are open for business in Toronto and Montréal and which is not a Saturday or Sunday.

*Events of Default*

The Trust Indenture provides that an event of default in respect of the Notes will occur only if the Bank becomes insolvent or bankrupt or subject to the provisions of the *Winding-Up and Restructuring Act* (Canada), if the Bank is subject to liquidation either voluntarily or under an order of a court of competent jurisdiction, or if the Bank otherwise acknowledges its insolvency (in each case, an "Event of Default"). However, a resolution or order for winding-up the Bank, with a view to its amalgamation, consolidation, merger, restructuring or reorganization with another bank or the transfer of its assets as an entirety to such other bank, as described under "Description of Notes — Amalgamation, Consolidation, Merger, Transfer, Restructuring or Reorganization" below, does not entitle a holder to demand payment of principal prior to maturity.

If an Event of Default has occurred and is continuing, the Trustee may, in its discretion, and will upon the request in writing of the holders of 25% in principal amount of debentures then outstanding under the Trust Indenture (debt securities outstanding under the Trust Indenture, including the Notes, being referred to herein as "debentures outstanding under the Trust Indenture", "debentures under the Trust Indenture" or "debentures") declare the principal, premium, if any, and interest, if any, on all debentures outstanding under the Trust Indenture to be immediately due and payable. However, the Trustee or the holders of not less than 51% in principal amount of debentures then outstanding under the Trust Indenture may, in certain circumstances, cancel or annul the acceleration and waive the Event of Default. Subject to any such waiver and the provisions of any Extraordinary Resolution (as defined under "Description of Notes — Certain Definitions" below), if the Bank fails to pay promptly any principal, premium, if any, and interest, if any, declared by the Trustee to be due and payable following an Event of Default, the Trustee may in its discretion or will upon receiving notice of and being directed by holders of 25% in principal amount of debentures then outstanding under the Trust Indenture, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed to obtain or enforce payment of the amounts due and payable together with other amounts due under the Trust Indenture by any remedy provided by law, whether by legal proceedings or otherwise. Holders of Notes outstanding under the Trust Indenture may not enforce the Trust Indenture or the Notes except as provided in the Trust Indenture.

Holders of debentures outstanding under the Trust Indenture may, by Extraordinary Resolution, direct and control the actions of the Trustee or of any holder of debentures or coupons bringing an action after the failure of the Trustee to act in any proceedings against the Bank. The Trustee is required, within 30 days of becoming aware of an Event of Default, to give notice to the holders of debentures outstanding under the Trust Indenture unless the Trustee reasonably determines that the withholding of notice of a continuing default is in the best interests of the holders.

### *Subordination*

The Notes issued under the Trust Indenture and any coupons will be direct unsecured obligations of the Bank constituting subordinated indebtedness for the purposes of the *Bank Act,* which in the event of the insolvency or winding-up of the Bank will rank equally and rateably with but not prior to all other subordinated indebtedness of the Bank, including the debentures under the trust indenture dated as of March 15, 1981, as amended and supplemented, between the Bank and the Trustee (the "1981 Indenture") and will be subordinate in right of payment to the prior payment in full of (i) Indebtedness of the Bank then outstanding, other than Subordinated Indebtedness, and (ii) all indebtedness to which the debentures under the 1981 Indenture are subordinate in right of payment to the same extent as the debentures under the 1981 Indenture are subordinate thereto under the terms of the 1981 Indenture. The definitions of certain terms used in the preceding paragraph can be found below under "Description of Notes — Certain Definitions".

### *Redemption and Purchase*

If specified in the supplemental indenture relating to the issue of a series of Notes, the Bank may from time to time prior to maturity, at its option, redeem the Notes of such series either in whole or in part, at such rate or rates of premium, if any, and subject to such conditions, if any, determined at the time of issue. All redemptions are subject to applicable law and, where applicable, the approval of the Superintendent.

In addition, the Bank may (subject, where applicable, to the approval of the Superintendent) purchase debentures of any series outstanding under the Trust Indenture in the market, by tender or by private contract at such price or prices and upon such terms and conditions as the Bank in its absolute discretion may determine, subject, however, to any applicable law restricting the purchase of debentures and to such restrictions or conditions, if any, as determined at the time of the issue of the debentures and as will have been expressed in the debentures or the supplemental indenture authorizing or providing for their issue.

### *Exchanges of Notes for Term Notes*

If specified in the supplemental indenture relating to the issue of a series of Notes, a holder of Notes of such series will be entitled to, but only upon notice from the Bank, which may be given from time to time only with the prior approval of the Superintendent, exchange all, but not less than all, of such holder's Notes of such series on the date specified in the notice for an equal aggregate principal amount of term notes of the Bank, together with accrued and unpaid interest to the date of exchange. The material attributes of the term notes will be the same as those of the exchanged Notes, except that the term notes will rank senior to the Notes and equally with the deposit liabilities of the Bank and will include events of default related to default in the payment of principal or interest due thereon. Any such notice from the Bank will be given not less than 30 days nor more than 60 days prior to the date fixed for the exchange.

### *Conversion of Notes into New Debentures*

If specified in the supplemental indenture relating to the issue of a series of Notes, a holder of Notes of such series will be entitled to, but only upon notice from the Bank, which may be given from time to time only with the prior approval of the Superintendent, convert, without payment of additional consideration, all, but not less than all, of such holder's Notes of such series on the date specified in the notice into an equal aggregate principal amount of new debentures issued by the Bank, together with accrued and unpaid interest to the date of conversion. Any such notice from the Bank will be given not less than 30 days and nor more than 60 days prior to the date fixed for the conversion.

### *Covenants*

The Bank covenants that it will: (i) duly and punctually pay or cause to be paid the principal, premium, if any, and interest payable in respect of the Notes issued under the Trust Indenture, in accordance with the terms and subject to the conditions contained in the Trust Indenture and the Notes issued under the Trust Indenture; (ii) carry on and conduct the business of banking in a proper and efficient manner and that it will do or cause to be done all things which it may lawfully do or cause to be done to preserve and keep in full force and effect its corporate existence (provided that this covenant will not prevent any amalgamation, consolidation, merger, restructuring or reorganization of the Bank or any sale or transfer of all or substantially all of its undertaking and assets, as described under "Description of Notes — Amalgamation, Consolidation, Merger, Transfer, Restructuring or Reorganization" below); (iii) pay the Trustee reasonable remuneration for its services as trustee and repay the Trustee all monies paid by the Trustee in the execution of its obligations under the Trust Indenture, such monies, including the Trustee's remuneration, to be payable out of any funds coming into the possession of the Trustee and payable in priority to the

principal, premium, if any, or interest of the Notes issued under the Trust Indenture; (iv) not directly or indirectly extend or assent to the extension of time for payment of any coupons or interest payable in respect of the Notes issued under the Trust Indenture; (v) not create, incur or permit the existence of indebtedness which, in the event of the insolvency or winding-up of the Bank, will rank subordinate to deposit liabilities and in priority to subordinated indebtedness issued and outstanding pursuant to the Trust Indenture; and (vi) provide annually to the Trustee a certificate stating that the Bank has complied with all requirements contained in the Trust Indenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default under the Trust Indenture, or, if there has been a failure to so comply, giving particulars of such failure to comply. In addition, a pricing supplement may specify additional covenants with respect to a series of Notes issued under the Trust Indenture.

*Amalgamation, Consolidation, Merger, Transfer, Restructuring or Reorganization*

The Bank, without the consent of any holders of debentures outstanding under the Trust Indenture and subject, where applicable, to the approval of the regulatory authorities, may amalgamate, consolidate or merge or carry out any restructuring or reorganization transaction with any other bank or transfer its undertaking and assets as a whole or substantially as a whole to another bank provided that (i) the bank resulting from such amalgamation, consolidation, merger, restructuring or reorganization or to which such transfer is made (the "Successor Bank") will be lawfully entitled to acquire and operate the undertaking and assets of the Bank, (ii) as part of such amalgamation, consolidation, merger, transfer, restructuring or reorganization and in consideration thereof, the Successor Bank enters into a covenant with the Trustee by way of supplemental indenture to pay punctually when due the principal, premium, if any, and interest and other monies due or which may become due hereunder and to perform and observe punctually all the obligations of the Bank under the Trust Indenture and under the debentures outstanding thereunder, and (iii) every such amalgamation, consolidation, merger, transfer, restructuring or reorganization will be made on such terms and at such times and otherwise in such manner as will be approved by the Bank and by the Trustee as not being prejudicial to the interests of holders of debentures outstanding under the Trust Indenture and as preserving and not impairing the rights and powers of the Trustee and holders of debentures outstanding thereunder and the Bank will furnish to the Trustee an opinion of counsel to this effect and as to compliance with (i) and (ii) above.

*Discharge and Satisfaction*

The Trustee will, at the request of the Bank, release and discharge the Trust Indenture and execute and deliver such instruments as are required to release the Bank from its covenants under the Trust Indenture (other than the provisions relating to indemnification of the Trustee), upon proof reasonably satisfactory to the Trustee being given (i) that the principal of, premium, if any, and interest (including interest amounts in default, if any) on all debentures outstanding under the Trust Indenture and all other amounts payable under the Trust Indenture have been paid or satisfied, or (ii) that all the debentures outstanding under the Trust Indenture have matured or have been duly called for redemption or retirement or the Trustee has been given irrevocable instructions by the Bank to give within 90 days notice of redemption of all debentures outstanding under the Trust Indenture, and such payment or redemption has been duly and efficiently provided for by payment to the Trustee or otherwise; and upon payment of all costs, charges and expenses properly incurred by the Trustee pursuant to the Trust Indenture and all interest thereon and the remuneration of the Trustee, or upon provisions satisfactory to the Trustee being made.

*Modification*

The Trust Indenture provides that modifications and alterations of the Trust Indenture and of the debentures outstanding under the Trust Indenture may be made if authorized by Extraordinary Resolution. If any modification or alteration affects the rights of the holders of any series of debentures in a manner substantially different from that in which it affects the holders of other series, such Extraordinary Resolution must, in addition, be approved in a similar manner by the holders of the series of debentures so affected. The Trust Indenture provides that the quorum for meeting of holders of debentures outstanding thereunder at which a resolution will be considered will be holders representing at least 25% in principal amount of the debentures then outstanding under the Trust Indenture, provided that there are no quorum requirements at any adjourned meetings.

*Governing Law*

The Trust Indenture and any Notes issued thereunder and, unless otherwise specified in a pricing supplement, any other trust indenture and the debentures issued thereunder will be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada as applicable therein.

*Certain Definitions*

A summary of certain of the defined terms used in the Trust Indenture is set forth below. Reference is made to the Trust Indenture for the full definition of all such terms as well as any other terms for which no definition is provided in this prospectus.

"Debentures under the 1981 Indenture" means the debentures of the Bank issued and certified under the 1981 Indenture and indentures supplemental thereto and for the time being outstanding.

"Extraordinary Resolution" means a resolution passed by the affirmative vote of the holders of not less than two-thirds in principal amount of the debentures affected by such modification or alteration, present or represented and voted at a meeting of such debenture holders, or an instrument or instruments in writing signed by the holders of not less than two-thirds in principal amount of such debentures then outstanding.

"Indebtedness" at any time means:

(i) the deposit liabilities of the Bank at such time; and

(ii) all other liabilities and obligations of the Bank to third parties (other than fines or penalties which, pursuant to the *Bank Act,* are a last charge on the assets of a bank in the case of insolvency of such bank and obligations to shareholders of the Bank, as such) which would entitle such third parties to participate in a distribution of the Bank's assets in the event of the insolvency or winding-up of the Bank.

"Subordinated Indebtedness" at any time means:

(i) the liability of the Bank in respect of the principal of and premium, if any, and interest on the debentures under the Trust Indenture and the debentures under the 1981 Indenture;

(ii) any Indebtedness which ranks equally with and not prior to the debentures under the Trust Indenture or the debentures under the 1981 Indenture in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all Indebtedness to which the debentures under the Trust Indenture are subordinate in right of payment to at least the same extent as the debentures under the Trust Indenture are subordinate thereto under the provisions of the Trust Indenture; and

(iii) any Indebtedness which ranks subordinate to and not equally with or prior to the debentures under the Trust Indenture or the debentures under the 1981 Indenture in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all Indebtedness to which the debentures under the Trust Indenture are subordinate in right of payment to at least the same extent as the debentures under the Trust Indenture are subordinate thereto under the provisions of the Trust Indenture.

## EARNINGS COVERAGE RATIOS

The following consolidated earnings coverage ratios, which give effect to the debentures outstanding as of July 31, 2006 and October 31, 2005 respectively, are calculated as at July 31, 2006 and October 31, 2005 and do not reflect the issuance of any Notes under this prospectus:

| | July 31, 2006 | October 31, 2005 |
|---|---|---|
| Earnings coverage on subordinated debentures | 14.6 times | 12.71 times |

The ratios as at July 31, 2006 or for the twelve-month period then ended are based on financial information which is unaudited. The ratios as at October 31, 2005 or for the twelve-month period then ended are based on financial information which is audited. Foreign currency amounts have been translated to Canadian dollars using rates of exchange as at July 31, 2006 and October 31, 2005, respectively.

The Bank's interest requirements, before giving effect to the issue of any Notes under this prospectus, amounted to $87.7 million for the 12 months ended July 31, 2006. The Bank's income before income taxes, non controlling interest and interest on subordinated debentures for the 12 months then ended was $1,280 million which is 14.6 times the Bank's interest requirements for this period.

Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as prospectus supplements or as exhibits to the Bank's unaudited interim and audited annual consolidated financial statements.

## CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Bank as at the respective dates. This table should be read in conjunction with the consolidated financial statements of the Bank and the management's discussion and analysis of the Bank, which are incorporated by reference in the prospectus:

| | July 31 2006 | October 31 2005 |
|---|---|---|
| | (millions of $) | |
| Subordinated Debentures | $ 1,599 | $ 1,102 |
| Capital Stock — Preferred | $ 400 | $ 400 |
| — Common | $ 1,563 | $ 1,565 |
| Contributed Surplus | $ 19 | $ 13 |
| Unrealized foreign currency translation adjustments | $ (82) | $ (26) |
| Retained Earnings | $ 2,802 | $ 2,645 |
| **Total Capitalization** | $ 6,301 | $ 5,699 |

## PLAN OF DISTRIBUTION

The Notes will be offered separately by one or more of National Bank Financial Inc., BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., Merrill Lynch Canada Inc., JP Morgan Securities Canada Inc., RBC Capital Markets, Scotia Capital Inc. and TD Securities Inc. and other dealers that may be appointed from time to time by the Bank (collectively, the "Dealers"). Under a dealer agreement dated •, 2006, as the same may be amended and supplemented from time to time, between the Bank and the Dealers, the Notes may be purchased at various times by any of the Dealers, as agent, underwriter or as principal, at prices and commissions to be agreed upon, for resale to the public at prices to be negotiated with purchasers. Resale prices may vary during the distribution period and between purchasers. The Bank may also offer the Notes to purchasers directly, pursuant to registration exemptions, at prices and terms to be negotiated.

If underwriters are used in the sale, the Notes will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Notes will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Notes of the series offered by the pricing supplement if any of such Notes are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

The Notes may also be sold directly by the Bank at such prices and upon such terms as agreed to by the Bank and the purchaser or through agents designated by the Bank from time to time. Any agent involved in the offering and sale of the Notes in respect of which this prospectus is delivered will be named, and any commissions payable by the Bank to such agent will be set forth, in the pricing supplement. Unless otherwise indicated in the pricing supplement, any agent is acting on a best efforts basis for the period of its appointment.

The Bank may agree to pay the underwriters a commission for various services relating to the issue and sale of any Notes offered hereby. Any such commission will be paid out of the general funds of the Bank. Underwriters, dealers and agents who participate in the distribution of the Notes may be entitled, under agreements to be entered into with the Bank, to indemnification by the Bank against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers or agents may be customers of, engage in transactions with or perform services for the Bank in the ordinary course of business.

In connection with any offering of the Notes (unless otherwise specified in a pricing supplement), the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Notes offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time.

The Notes are not and will not be, registered under the *United States Securities Act of 1933* (the "*1933 Act*"), as amended, and the Dealers have agreed not to (i) buy or offer to buy, (ii) sell or offer to sell or (iii) solicit any offer to buy any Notes as part of any distribution under this prospectus in the United States, its territories, its possessions and other areas subject to its jurisdiction or to, or for the account of, a U.S. person, except pursuant to exemptions from the *1933 Act.*

National Bank Financial Inc. is a wholly-owned subsidiary of the Bank. The decision to offer the Notes and the terms of any offering will be negotiated at arm's length between the Bank, National Bank Financial Inc. and any other Dealers. National Bank Financial Inc. will not receive any benefit in connection with any offering other than the commission payable to it.

## RISK FACTORS

An investment in Notes of the Bank is subject to certain risks including those risks inherent in conducting the business of a diversified financial institution. Before deciding whether to invest in any Notes, investors should consider carefully the risks set out herein and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in a pricing supplement relating to a specific offering of Notes.

### *Bank's Creditworthiness*

The value of Notes will be affected by the general creditworthiness of the Bank. Prospective purchasers should consider the categories of risks identified and discussed in the section entitled "Management's Discussion and Analysis" contained in the Bank's Annual Report for the year ended October 31, 2005, incorporated by reference. Subsequent discussions and analyses for interim and full year periods subsequent to the date of this prospectus will be incorporated by reference. These analyses discuss, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on the Bank's business, financial condition or results of operations.

Real or anticipated changes in credit ratings on the Notes may affect the market value of Notes. In addition, real or anticipated changes in credit ratings can affect the cost at which the Bank can transact or obtain funding, and thereby affect the Bank's liquidity, business, financial condition or results of operations.

See "Earnings Coverage" which is relevant to an assessment of the risk that the Bank will be unable to pay interest or principal on Notes when due.

### *Risks Relating to the Subordinated Nature of the Notes*

Holders of Notes and other subordinated indebtedness have a limited right to accelerate payment of principal on default. A default may be declared and the obligation to repay principal accelerated only in prescribed circumstances summarized under "Description of Notes — Events of Default".

The Notes are direct unsecured obligations of the Bank, constituting subordinated indebtedness for the purposes of the *Bank Act*, ranking at least equally and rateably with other subordinated indebtedness of the Bank from time to time issued and outstanding. In the event of insolvency or winding up of the Bank, the indebtedness evidenced by debentures issued by the Bank, including the Notes, will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank except liabilities which by their terms rank in right of payment equally with or subordinate to indebtedness evidenced by such debentures. Except to the extent regulatory capital requirements affect the Bank's decisions to issue subordinated or more senior debt, there is no limit on the Bank's ability to incur additional subordinated or more senior debt.

### *Uncertain Secondary Market for the Notes*

The Bank does not expect to list Notes on any stock exchange and there can be no assurance that there will be a secondary market for the Notes. The underwriters, dealers or agents of the Notes, if any, may from time to time purchase and sell Notes in the secondary market or make a market for the Notes, but will not be obliged to do so. There can be no assurance as to a secondary market for the Notes, liquidity in any such market, if any such market develops, or any market making activities by any of the underwriters, dealers or agents of the Notes. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation.

*Interest Rate Risk*

Prevailing interest rates will affect the market value of Notes which carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of Notes which carry a fixed interest rate will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

*Additional Debt*

Except to the extent regulatory capital requirements affect the Bank's decisions to issue subordinated or senior debt, there is no limit on the Bank's ability to incur additional subordinated or more senior debt.

*Risks Relating to Notes in Foreign Currencies*

Notes denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary markets. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable pricing supplement.

## USE OF PROCEEDS

Unless otherwise specified in a pricing supplement, the net proceeds to the Bank from the sale of the Notes will be added to the general funds of the Bank and will be used for general banking purposes.

## LEGAL MATTERS

Unless otherwise specified in a pricing supplement, certain legal matters relating to the Notes offered by a pricing supplement will be passed upon, on behalf of the Bank, by McCarthy Tétrault LLP and on behalf of the Dealers by Fasken Martineau DuMoulin LLP.

As at September 5, 2006, the partners and associates of each of McCarthy Tétrault LLP and Fasken Martineau DuMoulin LLP, beneficially owned, directly or indirectly, less than 1 % of the issued and outstanding securities of the Bank or its affiliates and associates.

## PURCHASER'S STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying pricing supplement relating to securities purchased by a purchaser and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in certain jurisdictions, damages where the prospectus, the accompanying pricing supplement relating to securities purchased by a purchaser and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, damages are exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

## AUDITORS' CONSENT

We have read the Short Form Base Shelf Prospectus of National Bank of Canada (the "Bank") dated September •, 2006 relating to the offering of Medium Term Notes of the Bank in an aggregate principal amount of up to $2,500,000,000 (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the Shareholders of the Bank on the Consolidated Balance Sheets of the Bank as at October 31, 2005 and 2004 and the Consolidated Statements of Income, Changes in Shareholder's Equity and Cash Flows for the years then ended. Our report is dated December 8, 2005.

Chartered Accountants
Montréal, Canada
September •, 2006

## CERTIFICATE OF THE BANK

Dated: September 6, 2006

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) RÉAL RAYMOND
President and Chief Executive Officer

(Signed) PIERRE FITZGIBBON
Senior Vice President Finance, Technology and Corporate Affairs
(as Chief Financial Officer)

On behalf of the Board of Directors

(Signed) PIERRE BOURGIE
Director

(Signed) LOUIS VACHON
Director

## CERTIFICATE OF THE DEALERS

Dated: September 6, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

By: (Signed) Darin Deschamps

| | | |
|---|---|---|
| BMO NESBITT BURNS INC. | CASGRAIN & COMPANY LIMITED | CIBC WORLD MARKETS INC. |
| By: (Signed) Pierre-Olivier Perras | By: (Signed) Gaston Simoneau | By: (Signed) Charles St-Germain |
| HSBC SECURITIES (CANADA) INC. | LAURENTIAN BANK SECURITIES INC. | MERRILL LYNCH CANADA INC. |
| By: (Signed) Luc Buisson | By: (Signed) Michel Richard | By: (Signed) Susan Rimmer |

| | |
|---|---|
| JP MORGAN SECURITIES CANADA INC. | RBC CAPITAL MARKETS |
| By: (Signed) Kenneth R. Knowles | By: (Signed) Vincent Joli-Coeur |
| SCOTIA CAPITAL INC. | TD SECURITIES INC. |
| By: (Signed) Eric Michaud | By: (Signed) Paul Noreau |

File No. 82-3764

National Bank of Canada

12g3-2(b) Submission

English summary of the MRRS decision document dated September 7, 2006

# DECISION DOCUMENT

This mutual reliance review system decision document evidences that receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New-Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, the North-West Territory, Yukon and Nunavut have been issued for a preliminary short form prospectus dated September 6, 2006.

Dated at Montreal, September 7, 2006



L'Autorité des marchés financiers

[signed]

**SEDAR Project No.:** 940449

**National Bank of Canada**

**12g3-2(b) Submission**

**English summary of the decision of the Autorité des marchés financiers dated September 7, 2006**

DECISION NO.: 2006-MC-2314

SEDAR PROJECT NO.: 940449

## RECEIPT FOR FINAL LONG FORM PROSPECTUS

**(Mutual Reliance Review System)**

Pursuant to the May 19, 2006 request;

Pursuant to article 20 of the *Securities Act* (Québec), L.R.Q., c. V-11, a receipt for the Preliminary Short Form Prospectus dated September 6, 2006 is granted.

Receipt dated September 7, 2006.

[signed]

AUTORITÉ
DES MARCHÉS
FINANCIERS

**DÉCISION N° : 2006-MC-2314**

**NUMÉRO DE PROJET SÉDAR: 990449**

**VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE**

**(Régime d'examen concerté)**

**Banque Nationale du Canada**

*Nom de l'émetteur*

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus simplifié provisoire du 6 septembre 2006.

L'Autorité des marchés financiers,

| | |
|---|---|
| Le 7 septembre 2006 | *(s) Louis Auger* |
| Date du visa | Louis Auger<br>Chef du Service du financement des sociétés |

/ast

AUTORITÉ
DES MARCHÉS
FINANCIERS

**AFFAIRE INTÉRESSANT L'AVIS 43-201 RELATIF AU RÉGIME D'EXAMEN CONCERTÉ DU PROSPECTUS**

**ET**

**Banque Nationale du Canada**

*Nom de l'émetteur*

## DOCUMENT DE DÉCISION

Le présent document de décision du régime d'examen concerté confirme que le prospectus simplifié provisoire de l'émetteur susmentionné en date du 6 septembre 2006 a été visé par les autorités de la *Colombie-Britannique*, de l'*Alberta*, de la *Saskatchewan*, du *Manitoba*, de l'*Ontario*, du *Québec*, du *Nouveau-Brunswick*, de la *Nouvelle-Écosse*, de l'*Île-du-Prince-Édouard*, de *Terre-Neuve et Labrador*, des *Territoires du Nord-Ouest*, du *Yukon* et du *Nunavut*.

Fait à Montréal, le 7 septembre 2006.

L'Autorité des marchés financiers,

*(s) Louis Auger*
Louis Auger
Chef du Service du financement des sociétés

**Numéro du projet SEDAR : 990449**

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

**National Bank maintains revenue and profitability growth in third quarter of 2006**

- **Revenues of $933 million, an increase of 5%**
- **Diluted earnings per share of $1.30, up 10%**
- **Return on common shareholders' equity increased to 20.2%**

**MONTREAL, August 31, 2006** – National Bank today released its earnings report for the third quarter ended July 31, 2006. During the quarter, the Bank posted growth in revenues and profitability compared to the corresponding year-earlier period.

The Bank's three main business segments each reported higher revenues and profitability, and improved productivity. Total revenues increased robustly on the strength of the Personal and Commercial segment. With net income totalling $220 million, the third quarter was the best quarter for the Bank this fiscal year.

"The disciplined deployment of our strategies continues to pay off. Increasing the profitability of our operations is more important than just trying to grab a larger share of the market. The success of this approach is borne out in wider spreads and the continued high quality of our loan portfolio. We are well on our way to achieving our financial targets for fiscal 2006," said Réal Raymond, President and Chief Executive Officer.

During the quarter, National Bank appointed Louis Vachon as Chief Operating Officer of the Bank. In creating this position, the Bank intends to boost operational efficiency by fostering synergy among its operating units. It will also afford Mr. Raymond more time to focus on the Bank's strategic development, client and investor relations and risk management.

***Highlights***

- Growth in total revenues in the third quarter of 2006 to $933 million, up 5% from $889 million in the third quarter of 2005.
- Rise in diluted earnings per share to $1.30, a 10% increase over the year-earlier period. The quarter was highlighted by an after-tax gain of 5 cents per share associated with the initial public offering of MasterCard Inc., of which the Bank is a shareholder.
- Increase in ROE of 60 basis points to 20.2% versus 19.6% in the corresponding quarter of 2005.
- Optimization of the capital structure through the issue of $225 million of innovative instruments that qualify as Tier 1 capital.

***Personal and Commercial***

- Rise of 6.5% in total revenues at Personal and Commercial due mainly to vigorous growth in loan volumes over the third quarter of 2005. Insurance-related revenues increased 15% from the third quarter of 2005.
- Return of the net interest margin to Q1 2006 levels, just shy of where it stood in Q3 2005.
- Continued improvement in commercial loans and deposits as a result of the propitious business climate in Quebec and the ongoing development of specialized markets. Foreign exchange revenues rose 25% from the year-earlier period.
- Signing of a cooperation agreement between the Bank and UniCredit Group to assist commercial clients in their business dealings with counterparties in Central and Eastern Europe, Russia, Ukraine and Turkey.

***Wealth Management***

- Growth of 16% in revenues from trust services and mutual funds owing to continued interest in private investment management services and long-term mutual funds.
- Launch of six new tax-effective Monthly Income Portfolios to meet the needs of investors seeking regular income streams.

***Financial Markets***

- Strong performance from Financial Markets despite reduced activity on secondary markets and fewer new securities issues. The marked increase in gains on investment account securities offset the decline in trading revenues.

***Financial Objectives***

| | **Objectives** | **Results 3rd quarter 2006** | **Results Nine months 2006** |
|---|---|---|---|
| Growth in diluted earnings per share excluding specified items | 5% - 10% | 6% | 8% |
| Return on common shareholders' equity | 16% - 18% | 20.2% | 20.2% |
| Tier 1 capital ratio | More than 8.5% | 9.4% | 9.4% |
| Dividend payout ratio | 35% - 45% | 37% | 37% |

## Financial Information
*(unaudited)*

| *(millions of dollars)* | For the quarter ended July 31 2006 | 2005 | % |
|---|---|---|---|
| Personal and Commercial | 130 | 116 | +12 |
| Wealth Management | 34 | 29 | +17 |
| Financial Markets | 60 | 54 | +11 |
| Other | (4) | 8 | - |
| **Net income** | 220 | 207 | +6 |
| Less specified items: | | | |
| • gain related to the MasterCard IPO | (9) | - | |
| • net gain on the sale of shareholder management activities (included in Wealth Management) | - | - | |
| • gain on the disposal of investments in South America | - | - | |
| • reduction in the general allowance for credit risk | - | - | |
| **Net income excluding specified items** | 211 | 207 | +2 |
| **Diluted earnings per share** | $1.30 | $1.18 | +10 |
| Less specified items: | | | |
| • gain related to the MasterCard IPO | (0.05) | - | |
| • net gain on the sale of shareholder management activities (included in Wealth Management) | - | - | |
| • gain on the disposal of investments in South America | - | - | |
| • reduction in the general allowance for credit risk | - | - | |
| **Diluted earnings per share excluding specified items** | $1.25 | $1.18 | +6 |
| **Return on common shareholders' equity** | 20.2% | 19.6% | |

| *(millions of dollars)* | For the nine months ended July 31 2006 | 2005 | % |
|---|---|---|---|
| Personal and Commercial | 355 | 333 | +7 |
| Wealth Management | 114 | 85 | +34 |
| Financial Markets | 208 | 192 | +8 |
| Other | (26) | 38 | - |
| **Net income** | 651 | 648 | - |
| Less specified items: | | | |
| • gain related to the MasterCard IPO | (9) | - | |
| • net gain on the sale of shareholder management activities (included in Wealth Management) | (5) | - | |
| • gain on the disposal of investments in South America | - | (25) | |
| • reduction in the general allowance for credit risk | - | (11) | |
| **Net earnings excluding specified items** | 637 | 612 | +4 |
| **Diluted earnings per share** | $3.83 | $3.70 | +4 |
| Less specified items: | | | |
| • gain related to the MasterCard IPO | (0.05) | - | |
| • net gain on the sale of shareholder management activities (included in Wealth Management) | (0.03) | - | |
| • gain on the disposal of investments in South America | - | (0.15) | |
| • reduction in the general allowance for credit risk | - | (0.07) | |
| **Diluted earnings per share excluding specified items** | $3.75 | $3.48 | +8 |
| **Return on common shareholders' equity** | 20.2% | 21.1% | |

**Caution regarding forward-looking statements**
From time to time, National Bank of Canada makes written and oral forward-looking statements in this quarterly report, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to Canadian securities regulations and the provisions of the United States Private Securities Litigation Reform Act of 1995. These forward looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and United States economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks.

Additional information about these factors can be found under "Risk Management," "Risk Management Framework," "Credit Risk Management," "Market Risk Management," "Liquidity Risk Management," "Operational Risk Management," and "Factors that could affect future results" in the 2005 Annual Report.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements.

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS**

August 31, 2006 — *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with Multilateral Instrument 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the third quarter and the first nine months of fiscal 2006. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.*

**Analysis of Results**

**Consolidated Results**

National Bank posted net income of $220 million in the third quarter of fiscal 2006, up 6% from $207 million for the same period of 2005. Excluding the after-tax gain of $9 million from the initial public offering by MasterCard Inc., of which the Bank is a shareholder, net income was $211 million. Net income for the first nine months of fiscal 2006 was $651 million for the Bank, $3 million more than for the same period of 2005. Had it not been for specified items, i.e., the MasterCard IPO, the net gain on the sale of shareholder management activities, the gain on the disposal of investments in South America and the reduction in the general allowance for credit risk in the first nine months of 2005 and 2006, net income would have been $25 million or 4% higher period over period.

Diluted earnings per share amounted to $1.30 in the third quarter of 2006, up 10% from $1.18 for the same period of 2005. Excluding the gain from the MasterCard IPO in the third quarter of 2006, diluted earnings per share increased $0.07. Diluted earnings per share in the first nine months of 2006 were $3.83, up 4% from the first nine months of 2005. Excluding specified items, diluted earnings per share grew 8% from period to period.

*Total Revenues*

The Bank's total revenues rose 5% in the third quarter of 2006 to reach $933 million, as against $889 million in the third quarter of 2005. Personal and Commercial net interest income advanced $19 million, or 5.8%, to $348 million for the quarter, owing to higher volumes of both consumer loans and business loans and deposits. Although the net interest margin narrowed compared to the corresponding quarter of 2005, it widened between the second and third quarter of 2006. The improvement in the spread on deposits cancelled out the deterioration of credit product spreads caused by competition.

Trading revenues, recorded in both net interest income and other income, decreased by $40 million from the third quarter of 2005 to the third quarter of 2006. The decline was more than offset by gains on investment account securities. These gains amounted to $60 million in the third quarter of 2006, with $13 million before tax coming from the MasterCard IPO, and represented a substantial increase compared to the $7 million loss in the third quarter of 2005.

Revenues from mutual funds and trust services climbed $10 million from the third quarter of 2005 to reach $83 million in the third quarter of 2006. Most of the increase stemmed from the growth in private investment management and mutual funds.

Aside from these items, the increase in other income was attributable to commissions on loans and bankers' acceptances, foreign exchange revenues and other revenues, which together rose $27 million. Securitization revenues, however, were $38 million this quarter, as against $48 million in the third quarter of 2005.

Financial market fees amounted to $139 million in the third quarter of 2006, compared to $158 million in the year-earlier period, due to the slowdown in secondary market activities and the smaller number of new issues.

Total revenues in the first nine months of 2006 grew 3% to reach $2,861 million, versus $2,772 million in the corresponding period of 2005. Personal and Commercial net interest income advanced $47 million, or 4.9%, to $1,013 million in the first nine months of 2006. Compared to the same period of 2005, trading revenues fell $17 million to $246 million, gains on securities rose $43 million to $130 million and revenues from trust services and mutual funds grew $40 million to $247 million. Similarly, other revenues, foreign exchange revenues and lending fees increased $80 million. Securitization revenues declined $26 million to $117 million and financial market fees decreased $54 million to $462 million.

*Operating Expenses*
In the third quarter of 2006, operating expenses were $634 million, up $18 million from the year-earlier period. Salaries and staff benefits decreased $1 million to $354 million, with the decrease in variable compensation offsetting the increase in regular salaries and pension plan costs during the third quarter of 2006. The ratio of salaries and staff benefits to operating expenses fell 2% to 56%. Technology expenses were up $6 million while professional fees increased $7 million to $40 million. Changes in these expenses depend on the completion schedule for technological development projects.

For the first nine months of 2006, operating expenses were up $48 million, to $1,901 million. This growth was due to professional fees, which were up $12 million, salaries and staff benefits, which rose $12 million, and technology expenses, which increased $14 million.

*Income Taxes*
Income taxes for the third quarter of 2006 totalled $58 million, representing an effective tax rate of 20.5%, compared to $46 million and an effective tax rate of 17.8% for the year-earlier period. The tax rate for the third quarter of 2006 was affected by the receipt of tax-exempt dividends, while in the third quarter of 2005 the tax rate was reduced by a transaction on the financial markets. For the first nine months of 2006, income taxes amounted to $233 million, for an effective tax rate of 25.7%, as against $219 million and an effective tax rate of 24.7% for the corresponding period of 2005.

**Results by Segment**

***Personal and Commercial***

Net income for the Personal and Commercial segment totalled $130 million for the third quarter of 2006, up 12% from the $116 million in net income earned in the corresponding quarter of 2005. Total revenues for the segment climbed 7% to $559 million. At Personal Banking, total revenues rose $22 million, or 6%, owing chiefly to growth of $2.8 billion in average asset volumes, attributable mainly to consumer loans, but also to residential mortgages and credit card advances. The increase in revenues stemming from higher loan volumes was partly offset by a narrowing of the spread on these products. However, the decrease in the spread on credit products was fully offset by the improvement in the spread on transaction deposits that resulted from the rise in interest rates. Insurance revenues jumped 15%, at an annualized rate. Total revenues for Commercial Banking were up $12 million, or 7%, due to the increase in net interest income attributable to higher volumes of loans and acceptances and growth in foreign exchange revenues. Although the spread on Commercial Banking credit products in the third quarter of 2006 was slightly narrower than in the third quarter of 2005, it was relatively steady compared to the second quarter of 2006. The spread on deposits cancelled out the decrease in the spread on credit products, at an annualized rate.

Operating expenses for the Personal and Commercial segment were $339 million for the third quarter of 2006, as against $324 million for the year-earlier period, for an increase of 5%, which is lower than the growth in total revenues. As a result, the efficiency ratio declined to 60.6% for the third quarter of 2006 from 61.7% for the same quarter of 2005. The segment's provision for credit losses was decreased by $2 million to $24 million due to a higher recovery rate for Commercial Banking.

For the first nine months of fiscal 2006, the Personal and Commercial segment posted net income of $355 million, a 7% increase over the $333 million recorded for the same period of 2005. Total revenues for the segment rose 6% to $1,608 million on growth of $62 million or 6% at Personal Banking and $26 million or 5% at Commercial Banking. The efficiency ratio moved down to 61.3% in the first nine months of 2006 from 61.9% for the same period a year earlier.

### *Wealth Management*

Net income for the Wealth Management segment totalled $34 million for the third quarter of 2006, compared to $29 million for the corresponding quarter of 2005, for an increase of 17%. The segment's total revenues advanced 3% to $204 million for the third quarter of 2006. A slowdown of activities on secondary markets affecting revenues for Individual Investor Services at National Bank Financial was offset by strong growth in trust and mutual fund activities. Operating expenses were up $2 million, or 1%, to $152 million this quarter. The efficiency ratio dropped from 75.4% in the third quarter of 2005 to 74.5% this quarter.

For the first nine months of fiscal 2006, net income for the Wealth Management segment amounted to $114 million versus $85 million for the same period in 2005, for an increase of 34%. Total revenues for the segment rose 8% to $648 million in the first nine months of fiscal 2006. Operating expenses edged up barely $11 million or 2% to $472 million.

### *Financial Markets*

For the quarter ended July 31, 2006, the Financial Markets segment posted net income of $60 million, up $6 million or 11% from the year-earlier period. Total segment revenues rose $15 million to $238 million. Higher gains on securities were partly offset by lower trading revenues. The reduction in new issues of securities was evident in the $9 million drop in financial market fees, while revenues from corporate banking services rose $9 million, mainly because of an increase in the value of credit derivatives. Operating expenses for the quarter were $143 million, up $3 million from the year-earlier period. This modest increase was due to a reduction in variable compensation. The provision for credit losses for the quarter stood at $1 million, compared to nil in the corresponding quarter of 2005. For the first nine months of fiscal 2006, the segment's net income totalled $208 million, up $16 million, or 8%, from the year-earlier period.

**Financial Market Revenues**

| *(taxable equivalent basis [1])* *(millions of dollars)* | **Q3 2006** | **Q3 2005** |
|---|---|---|
| Trading revenues | | |
| Equity | 56 | 86 |
| Interest rate | 11 | 11 |
| Commodity and foreign exchange | 1 | 10 |
| | **68** | **107** |
| Financial market fees | 57 | 66 |
| Gains on securities | 43 | - |
| Banking services | 34 | 25 |
| Other | 36 | 25 |
| **Total** | **238** | **223** |

(1) Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. The use of the taxable equivalent basis is not in accordance with GAAP. Securities regulators require that companies caution readers that measures adjusted on a basis other than GAAP do not have standardized meanings under GAAP and may not be comparable to similar measures used by other companies. Please refer to Note 12 to the unaudited interim consolidated financial statements for the impact of the taxable equivalent adjustment to segment results.

***Other***

The "Other" heading of segment results recorded a loss of $4 million for the third quarter of 2006, compared to net income of $8 million for the same period a year earlier. The pre-tax gain of $13 million related to the MasterCard IPO partly offset the impact of lower securitization revenues and net interest income. For the first nine months of fiscal 2006, the "Other" heading recorded a loss of $26 million, as against a gain of $38 million for the corresponding period of 2005, when the Bank recorded a $37 million pre-tax gain on the disposal of investments and reversed $17 million of the general allowance for credit risk.

## Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed in certain activities, such as trading activities, and could impact several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the third quarter of 2006, cash and cash equivalents declined $0.4 billion compared to a decrease of $0.9 billion for the third quarter of 2005. As at July 31, 2006, cash and cash equivalents totalled $9.2 billion versus $8.0 billion the previous year.

Operating activities generated cash inflows of $1.2 billion for the third quarter of 2006, mainly because of the decrease in trading account securities. For the corresponding quarter of 2005, operating activities required cash of $1.6 billion because of the increase of $3.4 billion for trading account securities, partly offset by $1.6 billion in inflows from other items.

Financing activities in the third quarter of 2006 required cash of $2.3 billion, mostly in purchased funds, owing chiefly to lower deposits. For the third quarter of 2005, the $1.7 billion increase in obligations related to securities sold short and the $7.6 billion rise in securities sold under repurchase agreements accounted for $8.2 billion in cash inflows from financing activities.

Finally, investing activities generated cash of $0.7 billion in the third quarter of 2006. In the corresponding quarter of 2005, investing activities required cash of $7.5 billion due to the $2.3 billion increase in loans, the $3.7 billion rise in deposits with financial institutions pledged as collateral and the $1.4 billion in securities purchased under reverse repurchase agreements.

## Risk Management

***Credit Risk***

In the third quarter of 2006, the Bank recorded specific provisions for credit losses of $16 million, an increase of $1 million over the third quarter of 2005. As at July 31, 2006, gross impaired loans stood at $214 million compared to $260 million at the end of fiscal 2005. This decline was primarily due to the successful recovery of impaired business loans. The ratio of gross impaired loans to total adjusted capital and allowances was only 5.6%. As at July 31, 2006, allowances for credit losses exceeded gross impaired loans by $210 million versus $191 million as at October 31, 2005.

***Market Risk – Trading Activities***

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. VaR is the maximum value of potential daily losses, measured at a 99% confidence level, which means that actual losses are likely to exceed VaR only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 61 of the 2005 Annual Report. The table below, entitled "Trading Activities," illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

**Trading Activities**[1]
*(millions of dollars)*

| Global VaR by risk category | For the quarter ended July 31, 2006 | | | | For the quarter ended April 30, 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | Period end | High | Average | Low | Period end | High | Average | Low |
| Interest rate | (3.3) | (7.6) | (4.2) | (2.4) | (7.1) | (8.2) | (5.8) | (3.6) |
| Foreign exchange | (1.6) | (1.9) | (1.3) | (0.8) | (0.9) | (2.2) | (1.5) | (0.6) |
| Equity | (3.8) | (4.2) | (3.4) | (2.3) | (3.7) | (6.7) | (4.9) | (3.7) |
| Commodity | (1.0) | (1.6) | (1.1) | (0.7) | (1.4) | (1.4) | (0.9) | (0.7) |
| Correlation effect[2] | 4.8 | 7.3 | 4.5 | 2.3 | 6.5 | 9.5 | 6.0 | 3.2 |
| **Global VaR** | **(4.9)** | **(8.0)** | **(5.5)** | **(3.9)** | **(6.6)** | **(9.0)** | **(7.1)** | **(5.4)** |

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect is the result of the diversification of types of risk.

**Balance Sheet**

As at July 31, 2006, the Bank had assets of $108.6 billion, up $1.0 billion versus $107.6 billion at the end of fiscal 2005. Loans and acceptances were up $1.6 billion. In addition, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements increased $0.3 billion. The table below presents the main portfolios.

| **Average monthly volumes** *(millions of dollars)* | **July 2006** | October 2005 | July 2005 |
|---|---|---|---|
| ***Loans and acceptances**** | | | |
| Residential mortgages | 21,313 | 20,728 | 20,419 |
| Consumer loans | 9,302 | 8,283 | 7,832 |
| Credit card receivables | 1,741 | 1,707 | 1,680 |
| SME loans | 15,210 | 14,182 | 14,858 |
| Corporate loans | 3,614 | 3,216 | 2,892 |
| | **51,180** | **48,116** | **47,681** |
| ***Deposits*** | | | |
| Personal (balance) | 29,178 | 26,385 | 25,476 |
| Off-balance sheet personal savings (balance) | 67,580 | 63,262 | 63,776 |
| Business | 12,288 | 11,103 | 11,250 |

*including securitized assets

Residential mortgage loans rose steadily during the third quarter of 2006, reaching $21.3 billion as against $20.4 billion in the year-earlier period. Consumer loans climbed 19% to $9.3 billion, primarily driven by secured lines of credit. Higher consumer spending also accounted for the increase in credit card receivables, which were up 3.6% over the previous year to total $1.7 billion as at July 31, 2006. Business loans continued to grow, with SME loans up 2.4% year over year, to $15.2 billion as at July 31, 2006. Average volumes of corporate loans, for their part, rose $700 million to $3.6 billion.

Personal deposits stood at $29.2 billion as at July 31, 2006, up $3.7 billion or 14.5% from the corresponding quarter of 2005, chiefly owing to deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at July 31, 2006 totalled $67.6 billion, an increase of $3.8 billion or 6.0% in a year. The rise was primarily attributable to savings administered by brokerage subsidiaries, with the remainder divided between private investment management and mutual funds.

## ***Accounting Policies and Estimates***

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reader is referred to Note 1 and Note 2a to the 2005 annual consolidated financial statements for more information on the significant accounting policies used to prepare the financial statements.

There have not been any changes to the Bank's significant accounting policies affecting the first nine months ended July 31, 2006.

Details of significant future changes in accounting standards are presented in Note 2 to the interim consolidated financial statements.

The key assumptions and bases for estimates made by Management in accordance with GAAP and their impact on amounts presented in the interim consolidated financial statements and notes remain essentially unchanged from those described in the 2005 Annual Report.

## ***Capital***

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, stood at 9.4% and 12.4%, respectively, as at July 31, 2006 versus 9.6% and 12.8% as at October 31, 2005, including the $500 million debenture issued on November 2, 2005. During the third quarter of 2006, the Bank issued $225 million in innovative capital instruments. During the first nine months of fiscal 2006, the Bank repurchased 4.5 million common shares for a total of $275 million as part of its normal course issuer bids.

Risk-weighted assets rose $2.4 billion or 5.2% since the start of the fiscal year mainly because of higher loan volumes.

## ***Dividends***

At its meeting on August 31, 2006, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a 50 cent dividend per common share, payable on November 1, 2006 to shareholders of record on September 28, 2006.

## Additional Financial Information

(unaudited)
(millions of dollars except per share amounts)

| | 2006 | | | 2005 | | | | 2004 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Total | Total |
| **Total revenues** | **$933** | $949 | $979 | $931 | $889 | $900 | $983 | $892 | $3,703 | $3,545 |
| **Net income** | **220** | 214 | 217 | 207 | 207 | 202 | 239 | 192 | 855 | 725 |
| **Earnings per share** | | | | | | | | | | |
| Basic | **1.32** | 1.29 | 1.28 | 1.22 | 1.20 | 1.17 | 1.39 | 1.11 | 4.98 | 4.10 |
| Diluted | **1.30** | 1.26 | 1.26 | 1.20 | 1.18 | 1.15 | 1.37 | 1.09 | 4.90 | 4.05 |
| **Dividends per common share** | **0.50** | 0.48 | 0.48 | 0.44 | 0.44 | 0.42 | 0.42 | 0.38 | 1.72 | 1.42 |
| **Return on common shareholders' equity** | **20.2 %** | 20.4 % | 19.9 % | 19.4 % | 19.6 % | 19.9 % | 23.6 % | 19.7 % | 20.7 % | 18.8 % |
| **Total assets** | **$108,645** | $111,183 | $105,276 | $107,598 | $110,593 | $99,917 | $91,703 | $88,497 | | |
| **Impaired loans,net** | **98** | 111 | 113 | 117 | 114 | 119 | 134 | 160 | | |
| **Per common share** | | | | | | | | | | |
| Book value | **26.57** | 25.77 | 25.72 | 25,39 | 24.70 | 24.19 | 23.97 | 22.87 | | |
| Stock trading range | | | | | | | | | | |
| High | **62.69** | 65.60 | 63.90 | 61.47 | 58.21 | 55.24 | 49.75 | 48.78 | | |
| Low | **56.14** | 61.35 | 58.35 | 55.87 | 51.60 | 48.72 | 46.39 | 42.31 | | |

## Highlights

| (unaudited) | Quarter ended July 31 | | | Nine months ended July 31 | | |
|---|---|---|---|---|---|---|
| | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| **Operating results** | | | | | | |
| (millions of dollars) | | | | | | |
| Total revenues | **$933** | $889 | 5 | **$2,861** | $2,772 | 3 |
| Net income | **220** | 207 | 6 | **651** | 648 | - |
| Return on common shareholders' equity | **20.2 %** | 19.6 % | | **20.2 %** | 21.1 % | |
| **Per common share** | | | | | | |
| Earnings - basic | **$1.32** | $1.20 | 10 | **$3.89** | $3.76 | 3 |
| Earnings - diluted | **$1.30** | $1.18 | 10 | **$3.83** | $3.70 | 4 |
| Dividends declared | **0.50** | 0.44 | 14 | **1.46** | 1.28 | 14 |
| Book value | | | | **26.57** | 24.70 | 8 |
| Stock trading range | | | | | | |
| High | **62.69** | 58.21 | | **65.60** | 58.21 | |
| Low | **56.14** | 51.60 | | **56.14** | 46.39 | |
| Close | **58.55** | 57.30 | | **58.55** | 57.30 | |

| **Financial position** (millions of dollars) | July 31 2006 | October 31 2005 | |
|---|---|---|---|
| Total assets | **$108,645** | 107,598 $ | 1 |
| Loans and acceptances | **51,943** | 50,360 | 3 |
| Deposits | **68,094** | 61,977 | 10 |
| Subordinated debentures and shareholders' equity | **6,301** | 5,699 | 11 |
| Capital ratios - BIS | | | |
| Tier 1 | **9.4 %** | 9.6 % | |
| Total | **12.4 %** | 12.8[(1)] % | |
| Impaired loans, net of specific and general allowances | **(210)** | (191) | |
| as a % of loans and acceptances | **(0.4) %** | (0.4) % | |
| Assets under administration/management | **227,699** | 221,132 | |
| Total personal savings | **96,758** | 89,647 | |
| Interest coverage | **14.60** | 12.71 | |
| Asset coverage | **3.65** | 4.73 | |
| **Other information** | | | |
| Number of employees | **17,183** | 16 890 | 2 |
| Number of branches in Canada | **453** | 457 | ( 1) |
| Number of banking machines | **800** | 788 | 2 |

(1) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2005.

## Consolidated Statement of Income

| (unaudited) (millions of dollars) | Quarter ended July 31 2006 | Quarter ended April 30 2006 | Quarter ended July 31 2005 | Nine months ended July 31 2006 | Nine months ended July 31 2005 |
|---|---|---|---|---|---|
| **Interest income and dividends** | | | | | |
| Loans | **687** | 627 | 538 | **1,928** | 1,553 |
| Securities | **236** | 260 | 189 | **700** | 550 |
| Deposits with financial institutions | **83** | 77 | 52 | **218** | 126 |
| | **1,006** | 964 | 779 | **2,846** | 2,229 |
| **Interest expense** | | | | | |
| Deposits | **433** | 447 | 330 | **1,319** | 843 |
| Subordinated debentures | **23** | 22 | 25 | **69** | 79 |
| Other | **142** | 194 | 116 | **471** | 270 |
| | **598** | 663 | 471 | **1,859** | 1,192 |
| **Net interest income** | **408** | 301 | 308 | **987** | 1,037 |
| **Other income** | | | | | |
| Financial market fees | **139** | 164 | 158 | **462** | 516 |
| Deposit and payment service charges | **53** | 52 | 51 | **155** | 149 |
| Trading revenues (losses) | **(39)** | 102 | 94 | **229** | 180 |
| Gains (losses) on investment account securities, net | **60** | 28 | (7) | **130** | 87 |
| Card service revenues | **17** | 14 | 17 | **45** | 49 |
| Lending fees | **69** | 63 | 66 | **194** | 181 |
| Acceptances, letters of credit and guarantee | **19** | 16 | 15 | **51** | 46 |
| Securitization revenues | **38** | 39 | 48 | **117** | 143 |
| Foreign exchange revenues | **25** | 24 | 20 | **72** | 56 |
| Trust services and mutual funds | **83** | 83 | 73 | **247** | 207 |
| Other | **61** | 63 | 46 | **172** | 121 |
| | **525** | 648 | 581 | **1,874** | 1,735 |
| **Total revenues** | **933** | 949 | 889 | **2,861** | 2,772 |
| **Provision for credit losses** | **16** | 22 | 15 | **55** | 33 |
| | **917** | 927 | 874 | **2,806** | 2,739 |
| **Operating expenses** | | | | | |
| Salaries and staff benefits | **354** | 358 | 355 | **1,091** | 1,079 |
| Occupancy | **31** | 33 | 29 | **94** | 90 |
| Technology | **107** | 105 | 101 | **322** | 308 |
| Communications | **18** | 19 | 19 | **55** | 59 |
| Professional fees | **40** | 32 | 33 | **102** | 90 |
| Other | **84** | 76 | 79 | **237** | 227 |
| | **634** | 623 | 616 | **1,901** | 1,853 |
| **Income before income taxes and non-controlling interest** | **283** | 304 | 258 | **905** | 886 |
| Income taxes | **58** | 82 | 46 | **233** | 219 |
| | **225** | 222 | 212 | **672** | 667 |
| Non-controlling interest | **5** | 8 | 5 | **21** | 19 |
| **Net income** | **220** | 214 | 207 | **651** | 648 |
| Dividends on preferred shares | **6** | 5 | 8 | **16** | 21 |
| **Net income available to common shareholders** | **214** | 209 | 199 | **635** | 627 |
| Number of common shares outstanding (thousands) | | | | | |
| Average - basic | **161,927** | 162,598 | 165,363 | **163,149** | 166,789 |
| Average - diluted | **164,512** | 165,552 | 167,849 | **165,903** | 169,310 |
| End of period | **161,918** | 161,882 | 165,096 | **161,918** | 165,096 |
| **Net earnings per common share** (dollars) | | | | | |
| Basic | **1.32** | 1.29 | 1.20 | **3.89** | 3.76 |
| Diluted | **1.30** | 1.26 | 1.18 | **3.83** | 3.70 |
| **Dividends per common share** (dollars) | **0.50** | 0.48 | 0.44 | **1.46** | 1.28 |

# Consolidated Balance Sheet

| (unaudited) (millions of dollars) | July 31 2006 | April 30 2006 | October 31 2005 | July 31 2005 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Cash** | **257** | 226 | 227 | 232 |
| **Deposits with financial institutions** | **9,029** | 9,467 | 10,087 | 11,799 |
| **Securities** | | | | |
| Investment account | **7,715** | 7,671 | 6,716 | 6,945 |
| Trading account | **27,705** | 28,839 | 26,336 | 27,745 |
| | **35,420** | 36,510 | 33,052 | 34,690 |
| **Securities purchased under reverse repurchase agreements** | **5,954** | 7,549 | 7,023 | 8,270 |
| **Loans (Notes 4 and 5)** | | | | |
| Residential mortgage | **15,440** | 14,889 | 15,677 | 16,005 |
| Personal and credit card | **10,961** | 10,687 | 9,796 | 9,292 |
| Business and government | **22,368** | 22,285 | 22,096 | 20,978 |
| | **48,769** | 47,861 | 47,569 | 46,275 |
| Allowance for credit losses | **(424)** | (439) | (451) | (480) |
| | **48,345** | 47,422 | 47,118 | 45,795 |
| **Other** | | | | |
| Customers' liability under acceptances | **3,598** | 3,677 | 3,242 | 2,842 |
| Fair value of trading derivative financial instruments | **2,438** | 2,599 | 2,390 | 2,844 |
| Premises and equipment | **355** | 345 | 355 | 345 |
| Goodwill | **686** | 662 | 662 | 662 |
| Intangible assets | **177** | 177 | 178 | 179 |
| Other assets | **2,386** | 2,549 | 3,264 | 2,935 |
| | **9,640** | 10,009 | 10,091 | 9,807 |
| | **108,645** | 111,183 | 107,598 | 110,593 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | |
| **Deposits** | | | | |
| Personal | **29,178** | 28,270 | 26,385 | 25,476 |
| Business and government | **29,097** | 30,930 | 29,636 | 28,474 |
| Deposit-taking institutions | **9,594** | 10,918 | 5,956 | 7,043 |
| Deposit from NBC Capital Trust (Note 6) | **225** | - | - | - |
| | **68,094** | 70,118 | 61,977 | 60,993 |
| **Other** | | | | |
| Acceptances | **3,598** | 3,677 | 3,242 | 2,842 |
| Obligations related to securities sold short | **14,864** | 15,094 | 15,504 | 16,776 |
| Securities sold under repurchase agreements | **7,620** | 7,541 | 12,915 | 14,526 |
| Fair value of trading derivative financial instruments | **1,623** | 1,997 | 1,846 | 2,386 |
| Other liabilities | **6,023** | 6,068 | 5,928 | 6,593 |
| | **33,728** | 34,377 | 39,435 | 43,123 |
| **Subordinated debentures (Note 7)** | **1,599** | 1,599 | 1,102 | 1,409 |
| **Non-controlling interest** | **522** | 517 | 487 | 415 |
| **Shareholders' equity (Note 9)** | | | | |
| Preferred shares | **400** | 400 | 400 | 575 |
| Common shares | **1,563** | 1,558 | 1,565 | 1,557 |
| Contributed surplus | **19** | 17 | 13 | 12 |
| Unrealized foreign currency translation adjustments | **(82)** | (77) | (26) | ( 10) |
| Retained earnings | **2,802** | 2,674 | 2,645 | 2,519 |
| | **4,702** | 4,572 | 4,597 | 4,653 |
| | **108,645** | 111,183 | 107,598 | 110,593 |

# Consolidated Statement of Changes in Shareholders' Equity

| (unaudited)<br>(millions of dollars) | Nine months ended July 31 | |
|---|---|---|
| | **2006** | 2005 |
| **Preferred shares at beginning** | **400** | 375 |
| Issuance of preferred shares, Series 16 | **-** | 200 |
| **Preferred shares at end** | **400** | 575 |
| **Common shares at beginning** | **1,565** | 1,545 |
| Issuance of common shares | | |
| Dividend Reinvestment and Share Purchase plan | **11** | 9 |
| Stock Option Plan | **31** | 42 |
| Repurchase of common shares for cancellation (Note 9) | **(43)** | (39) |
| Impact of shares acquired or sold for trading purposes | **(1)** | - |
| **Common shares at end** | **1,563** | 1,557 |
| **Contributed surplus at beginning** | **13** | 7 |
| Stock option expense (Note 10) | **6** | 5 |
| **Contributed surplus at end** | **19** | 12 |
| **Unrealized foreign currency translation adjustments at beginning** | **(26)** | (10) |
| Losses on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes | **(56)** | - |
| **Unrealized foreign currency translation adjustments at end** | **(82)** | (10) |
| **Retained earnings at beginning** | **2,645** | 2,287 |
| Net income | **651** | 648 |
| Impact of initial adoption of AcG-15 "Consolidation of Variable Interest Entities" | **-** | 6 |
| Dividends | | |
| Preferred shares | **(16)** | (21) |
| Common shares | **(240)** | (214) |
| Premium paid on common shares repurchased for cancellation (Note 9) | **(232)** | (185) |
| Share issuance and other expenses, net of income taxes | **(6)** | (2) |
| **Retained earnings at end** | **2,802** | 2,519 |
| **Shareholders' equity** | **4,702** | 4,653 |

## Consolidated Statement of Cash Flows

(unaudited)
(millions of dollars)

| | Quarter ended July 31 | | Nine months ended July 31 | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| **Cash flows from operating activities** | | | | |
| Net income | **220** | 207 | **651** | 648 |
| Adjustments for: | | | | |
| Provision for credit losses | **16** | 15 | **55** | 33 |
| Amortization of premises and equipment | **16** | 15 | **49** | 45 |
| Future income taxes | **5** | (1 ) | **10** | (30 ) |
| Translation adjustment on foreign currency subordinated debentures | **-** | (11 ) | **(3 )** | 1 |
| Gains (losses) on sale of investment account securities, net | **(60 )** | 7 | **(130 )** | (87 ) |
| Gains on asset securitization and other transfers of receivables, net | **(19 )** | (32 ) | **(62 )** | (87 ) |
| Stock option expense | **2** | 2 | **6** | 5 |
| Change in interest payable | **(41 )** | 50 | **57** | 62 |
| Change in interest and dividends receivable | **9** | 12 | **63** | (12 ) |
| Change in income taxes payable | **27** | (18 ) | **95** | 10 |
| Change in net fair value amounts of trading derivative financial instruments | **(213 )** | (54 ) | **(271 )** | (46 ) |
| Change in trading account securities | **1,134** | (3,398 ) | **(1,369 )** | (7,184 ) |
| Change in other items | **110** | 1,632 | **807** | 270 |
| | **1,206** | (1,574 ) | **(42 )** | (6,372 ) |
| **Cash flows from financing activities** | | | | |
| Change in deposits | **(2,249)** | (753) | **5,892** | 7,561 |
| Issuance of deposit from NBC Capital Trust | **225** | - | **225** | - |
| Issuance of subordinated debentures | **-** | - | **500** | 350 |
| Repurchase of subordinated debentures | **-** | (350) | **-** | (350) |
| Issuance of common shares | **5** | 18 | **41** | 51 |
| Issuance of preferred shares | **-** | - | **-** | 200 |
| Repurchase of common shares for cancellation | **-** | (75) | **(275)** | (224) |
| Dividends paid on common shares | **(79)** | - | **(231)** | (205) |
| Dividends paid on preferred shares | **(5)** | (7) | **(16)** | (19) |
| Change in obligations related to securities sold short | **(230)** | 1,688 | **(640)** | 6,572 |
| Change in securities sold under repurchase agreements | **79** | 7,641 | **(5,295)** | 6,344 |
| Change in other items | **(5)** | (9) | **(56)** | (4) |
| | **(2,259 )** | 8,153 | **145** | 20,276 |
| **Cash flows from investing activities** | | | | |
| Change in deposits with financial institutions pledged as collateral | **34** | (3,680) | **3,974** | (3,619) |
| Change in loans | **(1,263)** | (2,336) | **(2,784)** | (5,645) |
| Proceeds from securitization of assets and other transfers of receivables | **324** | 278 | **1,502** | 2,021 |
| Maturity of securitized assets | **-** | (206) | **-** | (706) |
| Purchases of investment account securities | **(44,346)** | (9,226) | **(101,071)** | (21,233) |
| Sales of investment account securities | **44,368** | 9,089 | **100,203** | 21,858 |
| Change in securities purchased under reverse repurchase agreements | **1,595** | (1,427) | **1,069** | (3,774) |
| Consolidation of assets in accordance with AcG-15 | **(6)** | - | **(1)** | (132) |
| Net acquisitions of premises and equipment | **(26)** | (17) | **(49)** | (39) |
| | **680** | (7,525 ) | **2,843** | (11,269 ) |
| **Increase in cash and cash equivalents** | **(373 )** | (946 ) | **2,946** | 2,635 |
| Cash and cash equivalents at beginning | **9,595** | 8,914 | **6,276** | 5,333 |
| Cash and cash equivalents at end | **9,222** | 7,968 | **9,222** | 7,968 |
| **Cash and cash equivalents** | | | | |
| Cash | **257** | 232 | **257** | 232 |
| Deposits with financial institutions | **9,029** | 11,799 | **9,029** | 11,799 |
| Less: Amount pledged as collateral | **(64 )** | (4,063 ) | **(64 )** | (4,063 ) |
| | **9,222** | 7,968 | **9,222** | 7,968 |
| **Supplementary information** | | | | |
| Interest paid | **639** | 421 | **1,802** | 1,130 |
| Income taxes paid | **28** | 79 | **176** | 174 |

**Notes to the Consolidated Financial Statements**
**(unaudited) (millions of dollars)**

*These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2005. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2006.*

## 1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2005.

## 2. Recent Accounting Standards Pending Adoption

**Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income**
In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued three new standards: "Financial Instruments – Recognition and Measurement," "Hedges" and "Comprehensive Income." The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be reported in Other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in Other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in Shareholders' Equity. A new statement entitled "Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

## 3. Transfers of Receivables

**Securitization transactions**
*CMHC-guaranteed mortgage loans and credit card receivables*
The Bank securitizes guaranteed residential mortgage loans through the creation of mortgage-backed securities. The Bank also sells credit card receivables on a revolving basis to a trust. The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under "Securitization revenues."

| **Securitization operations for the quarter ended:** | **July 31, 2006** | April 30, 2006 | July 31, 2005 |
|---|---|---|---|
| | Mortgage loans | Mortgage loans | Mortgage loans |
| Net cash proceeds | **324** | 618 | 335 |
| Retained interests | **7** | 17 | 16 |
| Retained servicing liability | **(2)** | (4) | (2) |
| | **329** | 631 | 349 |
| Receivables securitized and sold | **328** | 626 | 336 |
| Gain before income taxes, net of transaction fees | **1** | 5 | 13 |
| Mortgage-backed securities created and retained included in the item "Securities – investment account" | **43** | 278 | - |

| **Securitization operations for the nine months ended:** | **July 31, 2006** | July 31, 2005 | |
|---|---|---|---|
| | Mortgage loans | Mortgage loans | Credit card receivables |
| Net cash proceeds | **1,361** | 1,135 | 795 |
| Retained interests | **37** | 54 | 21 |
| Retained servicing liability | **(8)** | (7) | (4) |
| | **1,390** | 1,182 | 812 |
| Receivables securitized and sold | **1,379** | 1,141 | 800 |
| Gain before income taxes, net of transaction fees | **11** | 41 | 12 |
| Mortgage-backed securities created and retained included in the item "Securities – investment account" | **596** | 140 | - |

The key assumptions used to measure the fair value of retained interests at the securitization date for transactions carried out during the quarter ended July 31, 2006 were as follows:

| **Guaranteed mortgage loans – Key assumptions** | **2006** |
|---|---|
| Weighted average term *(months)* | **29.4** |
| Prepayment rate | **20.0%** |
| Excess spread, net of credit losses | **0.9%** |
| Expected credit losses | **-** |
| Discount rate | **4.6%** |

**Other transfers**

The Bank sells insured and uninsured mortgage loans to a mutual fund administered by the Bank. The pre-tax gain or loss is carried in the Consolidated Statement of Income under "Other income – Other." The following table summarizes the other transfers carried out by the Bank:

| | Nine months ended | |
|---|---|---|
| | **July 31, 2006** | July 31, 2005 |
| Net cash proceeds | **141** | 294 |
| Insured and uninsured mortgage loans sold | **140** | 296 |
| Gain (loss) before income taxes | **1** | (2) |

## 4. Loans and Impaired Loans

| | | Impaired loans | | |
|---|---|---|---|---|
| | Gross amount | Gross | Specific allowances | Net balance |
| **July 31, 2006** | | | | |
| Residential mortgage | **15,440** | **13** | **2** | **11** |
| Personal and credit card | **10,961** | **36** | **17** | **19** |
| Business and government | **22,368** | **165** | **97** | **68** |
| | **48,769** | **214** | **116** | **98** |
| General allowance [1] | | | | **( 308)** |
| Impaired loans, net of specific and general allowances | | | | **( 210)** |
| **October 31, 2005** | | | | |
| Residential mortgage | 15,677 | 10 | 2 | 8 |
| Personal and credit card | 9,796 | 35 | 18 | 17 |
| Business and government | 22,096 | 215 | 123 | 92 |
| | 47,569 | 260 | 143 | 117 |
| General allowance [1] | | | | ( 308) |
| Impaired loans, net of specific and general allowances | | | | ( 191) |

[1] The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

## 5. Allowance for Credit Losses

The changes made to allowances are as follows:

| | Specific allowances | Allocated general allowance | Unallocated general allowance | Nine months ended **July 31 2006** | Nine months ended July 31 2005 |
|---|---|---|---|---|---|
| Allowances at beginning | 143 | 241 | 67 | **451** | 578 |
| Provision for credit losses | 55 | ( 6) | 6 | **55** | 33 |
| Write-offs | ( 129) | - | - | **( 129)** | ( 171) |
| Recoveries | 47 | - | - | **47** | 40 |
| Allowances at end | 116 | 235 | 73 | **424** | 480 |

## 6. Deposit from NBC Capital Trust

On June 15, 2006, NBC Capital Trust (the "Trust"), an open-end trust established under the laws of the Province of ntario, issued 225,000 transferable non-voting trust units called Trust Capital Securities – Series 1, or NBC CapS-Series 1. The gross proceeds from the offering of $225 million were used by the Trust to acquire a deposit note from the Bank. Since the Bank does not consolidate the Trust, the deposit note is presented on the consolidated balance sheet of the Bank under "Deposits".

The deposit note bears interest at a fixed annual rate of 5.329% payable semi-annually in arrears up to June 30, 2016 and thereafter at a fixed annual rate equal to the Bankers' Acceptance Rate plus 1.50%. The deposit note, which will mature on June 30, 2056, may be redeemed, on and after June 30, 2011, at the option of the Bank, without the consent of the Trust, subject to prior written notice and prior approval of the Superintendent of Financial Institutions, or upon the occurrence of certain regulatory or tax events as defined. If the Bank redeems the deposit note, in whole or in part, the Trust will be required to redeem a corresponding amount of NBC CapS-Series 1.

Each $1,000 of principal amount of the deposit note is convertible at any time into 40 First Preferred Shares Series 17 of the Bank at the option of the Trust. The Trust will exercise this conversion right in circumstances in which holders of NBC CapS-Series 1 exercise their exchange rights.

Failure by the Bank to make payment or to satisfy its other obligations under the deposit note will not entitle the Trust to accelerate payment of the deposit note.

The Trust is a variable interest entity under Accounting Guideline No 15 "Consolidation of Variable Interest Entities" (AcG – 15). Although, the Bank owns the equity and voting control of the Trust, the Bank does not consolidate the Trust because the Bank is not the primary beneficiary; therefore, NBC CapS-Series 1 issued by the Trust are not reported on the Bank's Consolidated Balance Sheet, but the deposit note is reported under "Deposits".

The non-cumulative cash distribution per NBC CapS-Series 1 will be $26.645 (representing an annual yield of 5.329% of the $1,000 initial issue price) paid by the Trust semi-annually from December 31, 2006 to and including June 30, 2016, and thereafter, will be determined by multiplying $1,000 by one-half of the sum of the applicable Bankers' Acceptance Rate plus 1.50%. No cash distributions will be payable by the Trust on NBC CapS-Series 1 if the Bank fails to declare regular dividends on its preferred shares, or if no preferred shares are then outstanding, on its outstanding common shares. In this case, the net distributable funds of the Trust will be paid to the Bank as holder of the Special Trust Securities, representing the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions in full on the NBC CapS-Series 1, the Bank will not declare dividends on any of its preferred shares and common shares for a specified period of time. The NBC CapS-Series 1 are not redeemable at the option of the holder.

On or after June 30, 2011, the Trust may, at its option, redeem the NBC CapS-Series 1, in whole or in part, without the consent of the holders, subject to prior written notice and prior approval of the Superintendent of Financial Institutions or upon the occurrence of certain regulatory or tax events as defined.

Holders of NBC CapS-Series 1may surrender at any time, subject to prior notice, each NBC CapS-Series 1 for 40 First Preferred Shares Series 17 of the Bank. The Bank's First Preferred Shares Series 17 pay semi-annual non-cumulative cash dividends as and when declared by the Board of Directors and will be redeemable at the option of the Bank, with the prior approval of the Superintendent of Financial Institutions, on or after June 30, 2011, but not at the option of the holders. This exchange right will be effected through the conversion by the Trust of the corresponding amount of the deposit note of the Bank. The NBC CapS-Series 1 exchanged for the Bank's First Preferred Shares Series 17 will be cancelled by the Trust.

Each NBC CapS-Series 1 will be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares Series 18 of the Bank, upon the occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent of Financial Institutions takes control of the Bank; (iii) the Bank has a Tier 1 capital ratio of less than 5% or a total capital ratio of less than 8%; or (iv) the Superintendent of Financial Institutions has directed the Bank to increase its capital or to provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction to the satisfaction of the Superintendent. The Bank's First Preferred Shares Series 18 pay semi-annual non-cumulative cash dividends and will be redeemable at the option of the Bank, with the prior approval of the Superintendent of Financial Institutions, on or after June 30, 2011, but not at the option of the holders. On an automatic exchange, the Bank will hold all outstanding trust capital securities of the Trust, the main asset of which is the deposit note.

As at July 31, 2006, for regulatory capital purposes, $225 million of NBC CapS-Series 1 qualify as Tier 1 capital.

## 7. Subordinated Debentures

On November 2, 2005, the Bank issued $500 million of subordinated debentures that mature in 2020. Interest at the annual rate of 4.70% is payable semi-annually on May 2 and November 2 of each year.

## 8. Pension and Other Employee Future Benefits

| | Quarter ended | | | Nine months ended | |
|---|---|---|---|---|---|
| | **July 31 2006** | April 30 2006 | July 31 2005 | **July 31 2006** | July 31 2005 |
| Pension benefit expense | **15** | 15 | 14 | **44** | 38 |
| Other employee future benefit expense | **2** | 2 | 2 | **7** | 4 |

## 9. Capital Stock

| Shares outstanding and dividends as at July 31, 2006 | | Shares | | Dividends |
|---|---|---|---|---|
| | Number of shares | $ | $ | per share |
| First preferred shares | | | | |
| Series 15 | 8,000,000 | 200 | 9 | 0.3656 |
| Series 16 | 8,000,000 | 200 | 7 | 0.3031 |
| | 16,000,000 | 400 | 16 | |
| Common shares | 161,917,623 | 1,563 | 240 | 0.5000 |
| | | 1,963 | 256 | |

### Repurchase of common shares

On January 23, 2006, the Bank commenced a normal course issuer bid to repurchase, for cancellation, up to 8,278,000 common shares over a 12-month period ending no later than January 22, 2007. Repurchases are made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares are charged to retained earnings. As at July 31, 2006, the Bank had repurchased 2,700,820 common shares at a cost of $169 million, which reduced common share capital by $26 million and retained earnings by $143 million.

On January 13, 2005, the Bank commenced a normal course issuer bid to repurchase, for cancellation, up to 8,400,000 common shares over a 12-month period ended January 12, 2006. Repurchases are made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares are charged to retained earnings. During the nine months ended July 31, 2006, the Bank repurchased 1,771,600 common shares at a cost of $106 million, which reduced common share capital by $17 million and retained earnings by $89 million.

## 10. Stock-Based Compensation

### Stock Option Plan

During the nine months ended July 31, 2006, the Bank awarded 943,200 stock options (1,468,260 in 2005) at a fair value of $12,81 ($9,70 in 2005).

As at July 31, 2006, a total of 5,481,517 stock options were outstanding.

The fair value of these options was estimated, on the award date, using the Black-Scholes valuation model. The following assumptions were used:

| | Nine months ended | |
|---|---|---|
| | **July 31, 2006** | July 31, 2005 |
| Risk-free interest rate | **4.18 %** | 4.05 % |
| Expected life of the options | **6 years** | 6 years |
| Expected volatility | **24 %** | 27 % |
| Expected dividend yield | **5 %** | 5 % |

The following table presents the compensation expense recorded for the stock options :

| | Quarter ended | | | Nine months ended | |
|---|---|---|---|---|---|
| | **July 31, 2006** | April 30, 2006 | July 31, 2005 | **July 31, 2006** | July 31, 2005 |
| Bank stock options | **2** | 2 | 2 | **6** | 5 |

### Stock Appreciation Rights (SAR) Plan

During the nine months ended July 31, 2006, the Bank awarded 5,400 SARs. As at July 31, 2006, a total of 316,850 SARs were outstanding.

### Deferred Stock Unit (DSU) Plan for Officers

During the nine months ended July 31, 2006, the Bank awarded 32,911 DSUs. As at July 31, 2006, a total of 125,569 DSUs for officers were outstanding.

### Restricted Stock Unit Plan (RSU)

During the nine months ended July 31, 2006, the Bank awarded 117,655 RSUs (76,582 during the quarter ended July 31, 2006). As at July 31, 2006, a total of 162,147 RSUs were outstanding.

## 11. Acquisition – Credigy Ltd.

On July 26, 2006, a subsidiary of the Bank acquired a 68% interest in Credigy Ltd., a privately held purchaser of and service-provider for distressed receivables of, mainly, U.S. consumers, for a total cash consideration of $59.1 million, including direct acquisition costs.

The assets acquired totalled approximately $105.2 million while the liabilities assumed, including non-controlling interest, were about $70.0 million. The excess of the purchase price over the estimated fair value of net assets of $23.9 million was recognized in the Consolidated Balance Sheet as goodwill. This amount could be adjusted once the Bank has completed its valuation of the assets acquired and liabilities assumed.

An additional cash consideration of up to $18.7 million could be paid over the next three years, provided certain profitability targets are achieved and, if applicable, would be recognized as goodwill.

Credigy's results have been recognized in the Consolidated Statement of Income as of the July 26, 2006 acquisition date.

## 12. Segment Disclosures

**Quarter ended July 31**

| | | Personal and Commercial | | Wealth Management | | Financial Markets | | Other | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | **2006** | 2005 | **2006** | 2005 | **2006** | 2005 | **2006** | 2005 | **2006** | 2005 |
| Net interest income | (1) | **348** | 329 | **30** | 25 | **111** | 19 | **( 81)** | ( 65) | **408** | 308 |
| Other income | (1) | **211** | 196 | **174** | 174 | **127** | 204 | **13** | 7 | **525** | 581 |
| Total revenues | | **559** | 525 | **204** | 199 | **238** | 223 | **(68)** | (58) | **933** | 889 |
| Operating expenses | | **339** | 324 | **152** | 150 | **143** | 140 | **-** | 2 | **634** | 616 |
| Contribution | | **220** | 201 | **52** | 49 | **95** | 83 | **(68)** | (60) | **299** | 273 |
| Provision for credit losses | | **24** | 26 | **-** | - | **1** | - | **( 9)** | ( 11) | **16** | 15 |
| Income before income taxes and non-controlling interest | | **196** | 175 | **52** | 49 | **94** | 83 | **(59)** | (49) | **283** | 258 |
| Income taxes | (1) | **66** | 59 | **17** | 19 | **34** | 29 | **( 59)** | ( 61) | **58** | 46 |
| Non-controlling interest | | **-** | - | **1** | 1 | **-** | - | **4** | 4 | **5** | 5 |
| Net income (net loss) | | **130** | 116 | **34** | 29 | **60** | 54 | **(4)** | 8 | **220** | 207 |
| Average assets | | **47,820** | 44,576 | **874** | 870 | **67,860** | 55,456 | **(9,877)** | (5,458) | **106,677** | 95,444 |

**Nine months ended July 31**

| | | Personal and Commercial | | Wealth Management | | Financial Markets | | Other | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | **2006** | 2005 | **2006** | 2005 | **2006** | 2005 | **2006** | 2005 | **2006** | 2005 |
| Net interest income | (2) | **1,013** | 966 | **89** | 73 | **113** | 180 | **( 228)** | ( 182) | **987** | 1,037 |
| Other income | (2) | **595** | 554 | **559** | 525 | **649** | 562 | **71** | 94 | **1,874** | 1,735 |
| Total revenues | | **1,608** | 1,520 | **648** | 598 | **762** | 742 | **(157)** | (88) | **2,861** | 2,772 |
| Operating expenses | | **985** | 941 | **472** | 461 | **436** | 444 | **8** | 7 | **1,901** | 1,853 |
| Contribution | | **623** | 579 | **176** | 137 | **326** | 298 | **(165)** | (95) | **960** | 919 |
| Provision for credit losses | | **88** | 79 | **-** | - | **3** | 4 | **( 36)** | ( 50) | **55** | 33 |
| Income before income taxes and non-controlling interest | | **535** | 500 | **176** | 137 | **323** | 294 | **(129)** | (45) | **905** | 886 |
| Income taxes | (2) | **180** | 167 | **58** | 49 | **111** | 101 | **( 116)** | ( 98) | **233** | 219 |
| Non-controlling interest | | **-** | - | **4** | 3 | **4** | 1 | **13** | 15 | **21** | 19 |
| Net income (net loss) | | **355** | 333 | **114** | 85 | **208** | 192 | **(26)** | 38 | **651** | 648 |
| Average assets | | **47,049** | 43,433 | **920** | 881 | **66,374** | 49,407 | **(9,127)** | (5,524) | **105,216** | 88,197 |

**Personal and Commercial**

The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

**Wealth Management**

The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

**Financial Markets**

The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

**Other**

The Other heading comprises securitization operations, certain non-recurring items and the unallocated portion of centralized services.

(1) **Taxable equivalent**

The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $23 million ($24 million in 2005) and other income by $32 million ($36 million in 2005). An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

(2) For the nine months ended July 31, 2006, net interest income was grossed up by $60 million ($63 million in 2005) and other income by $46 million ($52 million in 2005). An equivalent amount was added to income taxes. The impact of these increases is reversed under the "Other" heading.

## Information for Shareholders and Investors

### Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 De La Gauchetière Street West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Toll free: 1-800-517-5455
Fax: (514) 394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

### Public Relations

600 De La Gauchetière Street West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

**Website: www.nbc.ca**
**General information: telnat@nbc.ca**

**Next quarterly report publication date for fiscal 2005-2006**
Fourth quarter: November 30, 2006

## DISCLOSURE OF 3rd QUARTER 2006 RESULTS

### Conference Call

- A conference call for analysts and institutional investors will be held on **August 31, 2006 at 1:00 p.m. EDT.**
- Access by telephone in listen-only mode : **1-866-898-9626** or **(416) 340-2216**
- A recording of the conference call can be heard until September 7, 2006 by calling **1-800-408-3053 or (416) 695-5800**. The access code is **3194419#**.

### Webcast:

- The conference call will be webcast live at **www.nbc.ca/investorrelations**
- A recording of the webcast will also be available on the Internet after the call.

### Financial Documents

- The quarterly financial statements are available at all times on National Bank's website at www.nbc.ca/investorrelations.
  The Report to Shareholders, supplementary financial information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

### Transfer Agent and Registrar

For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent, Computershare Trust Company of Canada, at the address or telephone numbers below.

**Computershare Trust Company of Canada**
Share Ownership Management
1100 University, 12th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
E-mail: **clientele@tbn.bnc.ca**

**Direct Deposit Service for Dividends**

Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the Transfer Agent, Computershare Trust Company of Canada.

**Dividend Reinvestment and Share Purchase Plan**

National Bank offers holders of its common shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in common shares of the Bank without paying a commission or administration fee. Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares they hold or by making optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter. For additional information, please contact the Registrar, Computershare Trust Company of Canada, at 1-800-341-1419 or (514) 871-7171.

-30-

***About the National Bank of Canada***
*National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. National Bank has close to $109 billion in assets and, together with its subsidiaries, employs 17,183 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.*

For more information:


**Pierre Fitzgibbon**
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

**Denis Dubé**
Senior Director
Public Relations
(514) 394-8644

**Hélène Baril**
Senior Director
Investor Relations
(514) 394-0296

# Report to Shareholders

NATIONAL BANK OF CANADA



THIRD QUARTER | 2006

## National Bank maintains revenue and profitability growth in third quarter of 2006



- *Revenues of $933 million, an increase of 5%*
- *Diluted earnings per share of $1.30, up 10%*
- *Return on common shareholders' equity increased to 20.2%*

**MONTREAL, August 31, 2006** – National Bank today released its earnings report for the third quarter ended July 31, 2006. During the quarter, the Bank posted growth in revenues and profitability compared to the corresponding year-earlier period.

The Bank's three main business segments each reported higher revenues and profitability, and improved productivity. Total revenues increased robustly on the strength of the Personal and Commercial segment. With net income totalling $220 million, the third quarter was the best quarter for the Bank this fiscal year.

"The disciplined deployment of our strategies continues to pay off. Increasing the profitability of our operations is more important than just trying to grab a larger share of the market. The success of this approach is borne out in wider spreads and the continued high quality of our loan portfolio. We are well on our way to achieving our financial targets for fiscal 2006," said Réal Raymond, President and Chief Executive Officer.

During the quarter, National Bank appointed Louis Vachon as Chief Operating Officer of the Bank. In creating this position, the Bank intends to boost operational efficiency by fostering synergy among its operating units. It will also afford Mr. Raymond more time to focus on the Bank's strategic development, client and investor relations and risk management.

### Highlights

- Growth in total revenues in the third quarter of 2006 to $933 million, up 5% from $889 million in the third quarter of 2005.
- Rise in diluted earnings per share to $1.30, a 10% increase over the year-earlier period. The quarter was highlighted by an after-tax gain of 5 cents per share associated with the initial public offering of MasterCard Inc., of which the Bank is a shareholder.
- Increase in ROE of 60 basis points to 20.2% versus 19.6% in the corresponding quarter of 2005.
- Optimization of the capital structure through the issue of $225 million of innovative instruments that qualify as Tier 1 capital.

### Personal and Commercial

- Rise of 6.5% in total revenues at Personal and Commercial due mainly to vigorous growth in loan volumes over the third quarter of 2005. Insurance-related revenues increased 15% from the third quarter of 2005.
- Return of the net interest margin to Q1 2006 levels, just shy of where it stood in Q3 2005.
- Continued improvement in commercial loans and deposits as a result of the propitious business climate in Quebec and the ongoing development of specialized markets. Foreign exchange revenues rose 25% from the year-earlier period.
- Signing of a cooperation agreement between the Bank and UniCredit Group to assist commercial clients in their business dealings with counterparties in Central and Eastern Europe, Russia, Ukraine and Turkey.

## Wealth Management

- Growth of 16% in revenues from trust services and mutual funds owing to continued interest in private investment management services and long-term mutual funds.
- Launch of six new tax-effective Monthly Income Portfolios to meet the needs of investors seeking regular income streams.

## Financial Markets

- Strong performance from Financial Markets despite reduced activity on secondary markets and fewer new securities issues. The marked increase in gains on investment account securities offset the decline in trading revenues.

| Financial Objectives | Objectives | Results 3rd quarter 2006 | Results Nine months 2006 |
|---|---|---|---|
| Growth in diluted earnings per share excluding specified items | 5% – 10% | 6% | 8% |
| Return on common shareholders' equity | 16% – 18% | 20.2% | 20.2% |
| Tier 1 capital ratio | More than 8.5% | 9.4% | 9.4% |
| Dividend payout ratio | 35% – 45% | 37% | 37% |

| (unaudited) | For the quarter ended July 31 | | | For the nine months ended July 31 | | |
|---|---|---|---|---|---|---|
| (millions of dollars) | 2006 | 2005 | % | 2006 | 2005 | % |
| Personal and Commercial | 130 | 116 | +12 | 355 | 333 | +7 |
| Wealth Management | 34 | 29 | +17 | 114 | 85 | +34 |
| Financial Markets | 60 | 54 | +11 | 208 | 192 | +8 |
| Other | (4) | 8 | - | (26) | 38 | - |
| **Net income** | 220 | 207 | +6 | 651 | 648 | - |
| Less specified items: | | | | | | |
| • gain related to the MasterCard IPO | (9) | - | | (9) | - | |
| • net gain on the sale of shareholder management activities (included in Wealth Management) | - | - | | (5) | - | |
| • gain on the disposal of investments in South America | - | - | | - | (25) | |
| • reduction in the general allowance for credit risk | - | - | | - | (11) | |
| **Net income excluding specified items** | 211 | 207 | +2 | 637 | 612 | +4 |
| **Diluted earnings per share** | $1.30 | $1.18 | +10 | $3.83 | $3.70 | +4 |
| Less specified items: | | | | | | |
| • gain related to the MasterCard IPO | (0.05) | - | | (0.05) | - | |
| • net gain on the sale of shareholder management activities (included in Wealth Management) | - | - | | (0.03) | - | |
| • gain on the disposal of investments in South America | - | - | | - | (0.15) | |
| • reduction in the general allowance for credit risk | - | - | | - | (0.07) | |
| **Diluted earnings per share excluding specified items** | $1.25 | $1.18 | +6 | $3.75 | $3.48 | +8 |
| **Return on common shareholders' equity** | 20.2% | 19.6% | | 20.2% | 21.1% | |

**Caution regarding forward-looking statements**

*From time to time, National Bank of Canada makes written and oral forward-looking statements in this quarterly report, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to Canadian securities regulations and the provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.*

*By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and United States economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks.*

*Additional information about these factors can be found under "Risk Management," "Risk Management Framework," "Credit Risk Management," "Market Risk Management," "Liquidity Risk Management," "Operational Risk Management," and "Factors that could affect future results" in the 2005 Annual Report.*

*The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements.*

For more information:

**Pierre Fitzgibbon**
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

**Denis Dubé**
Director
Public Relations
(514) 394-8644

**Hélène Baril**
Director
Investor Relations
(514) 394-0296

# Management's Discussion and Analysis of Financial Condition and Operating Results

August 31, 2006 – *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with Multilateral Instrument 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the third quarter and the first nine months of fiscal 2006. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.*

## Analysis of Results

### Consolidated Results

National Bank posted net income of $220 million in the third quarter of fiscal 2006, up 6% from $207 million for the same period of 2005. Excluding the after-tax gain of $9 million from the initial public offering by MasterCard Inc., of which the Bank is a shareholder, net income was $211 million. Net income for the first nine months of fiscal 2006 was $651 million for the Bank, $3 million more than for the same period of 2005. Had it not been for specified items, i.e., the MasterCard IPO, the net gain on the sale of shareholder management activities, the gain on the disposal of investments in South America and the reduction in the general allowance for credit risk in the first nine months of 2005 and 2006, net income would have been $25 million or 4% higher period over period.

Diluted earnings per share amounted to $1.30 in the third quarter of 2006, up 10% from $1.18 for the same period of 2005. Excluding the gain from the MasterCard IPO in the third quarter of 2006, diluted earnings per share increased $0.07. Diluted earnings per share in the first nine months of 2006 were $3.83, up 4% from the first nine months of 2005. Excluding specified items, diluted earnings per share grew 8% from period to period.

*Total Revenues*

The Bank's total revenues rose 5% in the third quarter of 2006 to reach $933 million, as against $889 million in the third quarter of 2005. Personal and Commercial net interest income advanced $19 million, or 5.8%, to $348 million for the quarter, owing to higher volumes of both consumer loans and business loans and deposits. Although the net interest margin narrowed compared to the corresponding quarter of 2005, it widened between the second and third quarter of 2006. The improvement in the spread on deposits cancelled out the deterioration of credit product spreads caused by competition.

Trading revenues, recorded in both net interest income and other income, decreased by $40 million from the third quarter of 2005 to the third quarter of 2006. The decline was more than offset by gains on investment account securities. These gains amounted to $60 million in the third quarter of 2006, with $13 million before tax coming from the MasterCard IPO, and represented a substantial increase compared to the $7 million loss in the third quarter of 2005.

Revenues from mutual funds and trust services climbed $10 million from the third quarter of 2005 to reach $83 million in the third quarter of 2006. Most of the increase stemmed from the growth in private investment management and mutual funds.

Aside from these items, the increase in other income was attributable to commissions on loans and bankers' acceptances, foreign exchange revenues and other revenues, which together rose $27 million. Securitization revenues, however, were $38 million this quarter, as against $48 million in the third quarter of 2005. Financial market fees amounted to $139 million in the third quarter of 2006, compared to $158 million in the year-earlier period, due to the slowdown in secondary market activities and the smaller number of new issues.

Total revenues in the first nine months of 2006 grew 3% to reach $2,861 million, versus $2,772 million in the corresponding period of 2005. Personal and Commercial net interest income advanced $47 million, or 4.9%, to $1,013 million in the first nine months of 2006. Compared to the same period of 2005, trading revenues fell $17 million to $246 million, gains on securities rose $43 million to $130 million and revenues from trust services and mutual funds grew $40 million to $247 million. Similarly, other revenues, foreign exchange revenues and lending fees increased $80 million. Securitization revenues declined $26 million to $117 million and financial market fees decreased $54 million to $462 million.

*Operating Expenses*

In the third quarter of 2006, operating expenses were $634 million, up $18 million from the year-earlier period. Salaries and staff benefits decreased $1 million to $354 million, with the decrease in variable compensation offsetting the increase in regular salaries and pension plan costs during the third quarter of 2006. The ratio of salaries and staff benefits to operating expenses fell 2% to 56%. Technology expenses were up $6 million while professional fees increased $7 million to $40 million. Changes in these expenses depend on the completion schedule for technological development projects.

For the first nine months of 2006, operating expenses were up $48 million, to $1,901 million. This growth was due to professional fees, which were up $12 million, salaries and staff benefits, which rose $12 million, and technology expenses, which increased $14 million.

*Income Taxes*

Income taxes for the third quarter of 2006 totalled $58 million, representing an effective tax rate of 20.5%, compared to $46 million and an effective tax rate of 17.8% for the year-earlier period. The tax rate for the third quarter of 2006 was affected by the receipt of tax-exempt dividends, while in the third quarter of 2005 the tax rate was reduced by a transaction on the financial markets. For the first nine months of 2006, income taxes amounted to $233 million, for an effective tax rate of 25.7%, as against $219 million and an effective tax rate of 24.7% for the corresponding period of 2005.

## Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

### Results by Segment

*Personal and Commercial*

Net income for the Personal and Commercial segment totalled $130 million for the third quarter of 2006, up 12% from the $116 million in net income earned in the corresponding quarter of 2005. Total revenues for the segment climbed 7% to $559 million. At Personal Banking, total revenues rose $22 million, or 6%, owing chiefly to growth of $2.8 billion in average asset volumes, attributable mainly to consumer loans, but also to residential mortgages and credit card advances. The increase in revenues stemming from higher loan volumes was partly offset by a narrowing of the spread on these products. However, the decrease in the spread on credit products was fully offset by the improvement in the spread on transaction deposits that resulted from the rise in interest rates. Insurance revenues jumped 15%, at an annualized rate. Total revenues for Commercial Banking were up $12 million, or 7%, due to the increase in net interest income attributable to higher volumes of loans and acceptances and growth in foreign exchange revenues. Although the spread on Commercial Banking credit products in the third quarter of 2006 was slightly narrower than in the third quarter of 2005, it was relatively steady compared to the second quarter of 2006. The spread on deposits cancelled out the decrease in the spread on credit products, at an annualized rate.

Operating expenses for the Personal and Commercial segment were $339 million for the third quarter of 2006, as against $324 million for the year-earlier period, for an increase of 5%, which is lower than the growth in total revenues. As a result, the efficiency ratio declined to 60.6% for the third quarter of 2006 from 61.7% for the same quarter of 2005. The segment's provision for credit losses was decreased by $2 million to $24 million due to a higher recovery rate for Commercial Banking.

For the first nine months of fiscal 2006, the Personal and Commercial segment posted net income of $355 million, a 7% increase over the $333 million recorded for the same period of 2005. Total revenues for the segment rose 6% to $1,608 million on growth of $62 million or 6% at Personal Banking and $26 million or 5% at Commercial Banking. The efficiency ratio moved down to 61.3% in the first nine months of 2006 from 61.9% for the same period a year earlier.

*Wealth Management*

Net income for the Wealth Management segment totalled $34 million for the third quarter of 2006, compared to $29 million for the corresponding quarter of 2005, for an increase of 17%. The segment's total revenues advanced 3% to $204 million for the third quarter of 2006. A slowdown of activities on secondary markets affecting revenues for Individual Investor Services at National Bank Financial was offset by strong growth in trust and mutual fund activities. Operating expenses were up $2 million, or 1%, to $152 million this quarter. The efficiency ratio dropped from 75.4% in the third quarter of 2005 to 74.5% this quarter.

For the first nine months of fiscal 2006, net income for the Wealth Management segment amounted to $114 million versus $85 million for the same period in 2005, for an increase of 34%. Total revenues for the segment rose 8% to $648 million in the first nine months of fiscal 2006. Operating expenses edged up barely $11 million or 2% to $472 million.

*Financial Markets*

For the quarter ended July 31, 2006, the Financial Markets segment posted net income of $60 million, up $6 million or 11% from the year-earlier period. Total segment revenues rose $15 million to $238 million. Higher gains on securities were partly offset by lower trading revenues. The reduction in new issues of securities was evident in the $9 million drop in financial market fees, while revenues from corporate banking services rose $9 million, mainly because of an increase in the value of credit derivatives. Operating expenses for the quarter were $143 million, up $3 million from the year-earlier period. This modest increase was due to a reduction in variable compensation. The provision for credit losses for the quarter stood at $1 million, compared to nil in the corresponding quarter of 2005. For the first nine months of fiscal 2006, the segment's net income totalled $208 million, up $16 million, or 8%, from the year-earlier period.

**Financial Market Revenues**

| (taxable equivalent basis [1])<br>(millions of dollars) | Q3<br>2006 | Q3<br>2005 |
|---|---|---|
| Trading revenues | | |
| Equity | 56 | 86 |
| Interest rate | 11 | 11 |
| Commodity and foreign exchange | 1 | 10 |
| | **68** | **107** |
| Financial market fees | 57 | 66 |
| Gains on securities | 43 | - |
| Banking services | 34 | 25 |
| Other | 36 | 25 |
| **Total** | **238** | **223** |

*Other*

The "Other" heading of segment results recorded a loss of $4 million for the third quarter of 2006, compared to net income of $8 million for the same period a year earlier. The pre-tax gain of $13 million related to the MasterCard IPO partly offset the impact of lower securitization revenues and net interest income. For the first nine months of fiscal 2006, the "Other" heading recorded a loss of $26 million, as against a gain of $38 million for the corresponding period of 2005, when the Bank recorded a $37 million pre-tax gain on the disposal of investments and reversed $17 million of the general allowance for credit risk.

(1) Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. The use of the taxable equivalent basis is not in accordance with GAAP. Securities regulators require that companies caution readers that measures adjusted on a basis other than GAAP do not have standardized meanings under GAAP and may not be comparable to similar measures used by other companies. Please refer to Note 12 to the unaudited interim consolidated financial statements for the impact of the taxable equivalent adjustment to segment results.

## Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

### Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed in certain activities, such as trading activities, and could impact several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the third quarter of 2006, cash and cash equivalents declined $0.4 billion compared to a decrease of $0.9 billion for the third quarter of 2005. As at July 31, 2006, cash and cash equivalents totalled $9.2 billion versus $8.0 billion the previous year.

Operating activities generated cash inflows of $1.2 billion for the third quarter of 2006, mainly because of the decrease in trading account securities. For the corresponding quarter of 2005, operating activities required cash of $1.6 billion because of the increase of $3.4 billion for trading account securities, partly offset by $1.6 billion in inflows from other items.

Financing activities in the third quarter of 2006 required cash of $2.3 billion, mostly in purchased funds, owing chiefly to lower deposits. For the third quarter of 2005, the $1.7 billion increase in obligations related to securities sold short and the $7.6 billion rise in securities sold under repurchase agreements accounted for $8.2 billion in cash inflows from financing activities.

Finally, investing activities generated cash of $0.7 billion in the third quarter of 2006. In the corresponding quarter of 2005, investing activities required cash of $7.5 billion due to the $2.3 billion increase in loans, the $3.7 billion rise in deposits with financial institutions pledged as collateral and the $1.4 billion in securities purchased under reverse repurchase agreements.

### Risk Management

#### Credit Risk

In the third quarter of 2006, the Bank recorded specific provisions for credit losses of $16 million, an increase of $1 million over the third quarter of 2005. As at July 31, 2006, gross impaired loans stood at $214 million compared to $260 million at the end of fiscal 2005. This decline was primarily due to the successful recovery of impaired business loans. The ratio of gross impaired loans to total adjusted capital and allowances was only 5.6%. As at July 31, 2006, allowances for credit losses exceeded gross impaired loans by $210 million versus $191 million as at October 31, 2005.

#### Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. VaR is the maximum value of potential daily losses, measured at a 99% confidence level, which means that actual losses are likely to exceed VaR only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 61 of the 2005 Annual Report.

The table below, entitled "Trading Activities," illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

### Balance Sheet

As at July 31, 2006, the Bank had assets of $108.6 billion, up $1.0 billion versus $107.6 billion at the end of fiscal 2005. Loans and acceptances were up $1.6 billion. In addition, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements increased $0.3 billion. The table below presents the main portfolios.

| Average monthly volumes (millions of dollars) | July 2006 | October 2005 | July 2005 |
|---|---|---|---|
| **Loans and acceptances*** | | | |
| Residential mortgages | 21,313 | 20,728 | 20,419 |
| Consumer loans | 9,302 | 8,283 | 7,832 |
| Credit card receivables | 1,741 | 1,707 | 1,680 |
| SME loans | 15,210 | 14,182 | 14,858 |
| Corporate loans | 3,614 | 3,216 | 2,892 |
| | **51,180** | **48,116** | **47,681** |
| **Deposits** | | | |
| Personal (balance) | 29,178 | 26,385 | 25,476 |
| Off-balance sheet personal savings (balance) | 67,580 | 63,262 | 63,776 |
| Business | 12,288 | 11,103 | 11,250 |

* including securitized assets

### Trading Activities [1]

(millions of dollars)

| Global VaR by risk category | For the quarter ended July 31, 2006 | | | | For the quarter ended April 30, 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | Period end | High | Average | Low | Period end | High | Average | Low |
| Interest rate | (3.3) | (7.6) | (4.2) | (2.4) | (7.1) | (8.2) | (5.8) | (3.6) |
| Foreign exchange | (1.6) | (1.9) | (1.3) | (0.8) | (0.9) | (2.2) | (1.5) | (0.6) |
| Equity | (3.8) | (4.2) | (3.4) | (2.3) | (3.7) | (6.7) | (4.9) | (3.7) |
| Commodity | (1.0) | (1.6) | (1.1) | (0.7) | (1.4) | (1.4) | (0.9) | (0.7) |
| Correlation effect [2] | 4.8 | 7.3 | 4.5 | 2.3 | 6.5 | 9.5 | 6.0 | 3.2 |
| **Global VaR** | **(4.9)** | **(8.0)** | **(5.5)** | **(3.9)** | **(6.6)** | **(9.0)** | **(7.1)** | **(5.4)** |

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.
(2) The correlation effect is the result of the diversification of types of risk.

## Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Residential mortgage loans rose steadily during the third quarter of 2006, reaching $21.3 billion as against $20.4 billion in the year-earlier period. Consumer loans climbed 19% to $9.3 billion, primarily driven by secured lines of credit. Higher consumer spending also accounted for the increase in credit card receivables, which were up 3.6% over the previous year to total $1.7 billion as at July 31, 2006. Business loans continued to grow, with SME loans up 2.4% year over year, to $15.2 billion as at July 31, 2006. Average volumes of corporate loans, for their part, rose $700 million to $3.6 billion.

Personal deposits stood at $29.2 billion as at July 31, 2006, up $3.7 billion or 14.5% from the corresponding quarter of 2005, chiefly owing to deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at July 31, 2006 totalled $67.6 billion, an increase of $3.8 billion or 6.0% in a year. The rise was primarily attributable to savings administered by brokerage subsidiaries, with the remainder divided between private investment management and mutual funds.

### Accounting Policies and Estimates

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reader is referred to Note 1 and Note 2a to the 2005 annual consolidated financial statements for more information on the significant accounting policies used to prepare the financial statements.

There have not been any changes to the Bank's significant accounting policies affecting the first nine months ended July 31, 2006.

Details of significant future changes in accounting standards are presented in Note 2 to the interim consolidated financial statements.

The key assumptions and bases for estimates made by Management in accordance with GAAP and their impact on amounts presented in the interim consolidated financial statements and notes remain essentially unchanged from those described in the 2005 Annual Report.

### Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, stood at 9.4% and 12.4%, respectively, as at July 31, 2006 versus 9.6% and 12.8% as at October 31, 2005, including the $500 million debenture issued on November 2, 2005. During the third quarter of 2006, the Bank issued $225 million in innovative capital instruments. During the first nine months of fiscal 2006, the Bank repurchased 4.5 million common shares for a total of $275 million as part of its normal course issuer bids.

Risk-weighted assets rose $2.4 billion or 5.2% since the start of the fiscal year mainly because of higher loan volumes.

### Dividends

At its meeting on August 31, 2006, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a 50 cent dividend per common share, payable on November 1, 2006 to shareholders of record on September 28, 2006.

# Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

## Additional Financial Information

(unaudited)
(millions of dollars except per share amounts)

| | 2006 | | | 2005 | | | | 2004 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| | **Q3** | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Total | Total |
| Total revenues | **$933** | $949 | $979 | $931 | $889 | $900 | $983 | $892 | $3,703 | $3,545 |
| Net income | **220** | 214 | 217 | 207 | 207 | 202 | 239 | 192 | 855 | 725 |
| Earnings per share | | | | | | | | | | |
| Basic | **1.32** | 1.29 | 1.28 | 1.22 | 1.20 | 1.17 | 1.39 | 1.11 | 4.98 | 4.10 |
| Diluted | **1.30** | 1.26 | 1.26 | 1.20 | 1.18 | 1.15 | 1.37 | 1.09 | 4.90 | 4.05 |
| Dividends per common share | **0.50** | 0.48 | 0.48 | 0.44 | 0.44 | 0.42 | 0.42 | 0.38 | 1.72 | 1.42 |
| Return on common shareholders' equity | **20.2%** | 20.4% | 19.9% | 19.4% | 19.6% | 19.9% | 23.6% | 19.7% | 20.7% | 18.8% |
| Total assets | **$108,645** | $111,183 | $105,276 | $107,598 | $110,593 | $99,917 | $91,703 | $88,497 | | |
| Impaired loans, net | **98** | 111 | 113 | 117 | 114 | 119 | 134 | 160 | | |
| Per common share | | | | | | | | | | |
| Book value | **26.57** | 25.77 | 25.72 | 25.39 | 24.70 | 24.19 | 23.97 | 22.87 | | |
| Stock trading range | | | | | | | | | | |
| High | **62.69** | 65.60 | 63.90 | 61.47 | 58.21 | 55.24 | 49.75 | 48.78 | | |
| Low | **56.14** | 61.35 | 58.35 | 55.87 | 51.60 | 48.72 | 46.39 | 42.31 | | |

# Highlights

| (unaudited) | Quarter ended July 31 2006 | 2005 | % Change | Nine months ended July 31 2006 | 2005 | % Change |
|---|---|---|---|---|---|---|
| **Operating results** | | | | | | |
| (millions of dollars) | | | | | | |
| Total revenues | **$933** | $889 | 5 | **$2,861** | $2,772 | 3 |
| Net income | **220** | 207 | 6 | **651** | 648 | - |
| Return on common shareholders' equity | **20.2%** | 19.6% | | **20.2%** | 21.1% | |
| **Per common share** | | | | | | |
| Earnings - basic | **$1.32** | $1.20 | 10 | **$3.89** | $3.76 | 3 |
| Earnings - diluted | **1.30** | 1.18 | 10 | **3.83** | 3.70 | 4 |
| Dividends declared | **0.50** | 0.44 | 14 | **1.46** | 1.28 | 14 |
| Book value | | | | **26.57** | 24.70 | 8 |
| Stock trading range | | | | | | |
| High | **62.69** | 58.21 | | **65.60** | 58.21 | |
| Low | **56.14** | 51.60 | | **56.14** | 46.39 | |
| Close | **58.55** | 57.30 | | **58.55** | 57.30 | |

| **Financial position** (millions of dollars) | July 31 2006 | October 31 2005 | |
|---|---|---|---|
| Total assets | **$108,645** | $107,598 | 1 |
| Loans and acceptances | **51,943** | 50,360 | 3 |
| Deposits | **68,094** | 61,977 | 10 |
| Subordinated debentures and shareholders' equity | **6,301** | 5,699 | 11 |
| Capital ratios - BIS | | | |
| Tier 1 | **9.4%** | 9.6% | |
| Total | **12.4%** | 12.8% (1) | |
| Impaired loans, net of specific and general allowances | **(210)** | (191) | |
| as a % of loans and acceptances | **(0.4)%** | (0.4)% | |
| Assets under administration/management | **227,699** | 221,132 | |
| Total personal savings | **96,758** | 89,647 | |
| Interest coverage | **14.60** | 12.71 | |
| Asset coverage | **3.65** | 4.73 | |
| **Other information** | | | |
| Number of employees | **17,183** | 16,890 | 2 |
| Number of branches in Canada | **453** | 457 | (1) |
| Number of banking machines | **800** | 788 | 2 |

(1) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2005.

# Consolidated Statement of Income

| (unaudited) (millions of dollars) | Quarter ended July 31 2006 | April 30 2006 | July 31 2005 | Nine months ended July 31 2006 | July 31 2005 |
|---|---|---|---|---|---|
| **Interest income and dividends** | | | | | |
| Loans | **687** | 627 | 538 | **1,928** | 1,553 |
| Securities | **236** | 260 | 189 | **700** | 550 |
| Deposits with financial institutions | **83** | 77 | 52 | **218** | 126 |
| | **1,006** | 964 | 779 | **2,846** | 2,229 |
| **Interest expense** | | | | | |
| Deposits | **433** | 447 | 330 | **1,319** | 843 |
| Subordinated debentures | **23** | 22 | 25 | **69** | 79 |
| Other | **142** | 194 | 116 | **471** | 270 |
| | **598** | 663 | 471 | **1,859** | 1,192 |
| **Net interest income** | **408** | 301 | 308 | **987** | 1,037 |
| **Other income** | | | | | |
| Financial market fees | **139** | 164 | 158 | **462** | 516 |
| Deposit and payment service charges | **53** | 52 | 51 | **155** | 149 |
| Trading revenues (losses) | **(39)** | 102 | 94 | **229** | 180 |
| Gains (losses) on investment account securities, net | **60** | 28 | (7) | **130** | 87 |
| Card service revenues | **17** | 14 | 17 | **45** | 49 |
| Lending fees | **69** | 63 | 66 | **194** | 181 |
| Acceptances, letters of credit and guarantee | **19** | 16 | 15 | **51** | 46 |
| Securitization revenues | **38** | 39 | 48 | **117** | 143 |
| Foreign exchange revenues | **25** | 24 | 20 | **72** | 56 |
| Trust services and mutual funds | **83** | 83 | 73 | **247** | 207 |
| Other | **61** | 63 | 46 | **172** | 121 |
| | **525** | 648 | 581 | **1,874** | 1,735 |
| **Total revenues** | **933** | 949 | 889 | **2,861** | 2,772 |
| **Provision for credit losses** | **16** | 22 | 15 | **55** | 33 |
| | **917** | 927 | 874 | **2,806** | 2,739 |
| **Operating expenses** | | | | | |
| Salaries and staff benefits | **354** | 358 | 355 | **1,091** | 1,079 |
| Occupancy | **31** | 33 | 29 | **94** | 90 |
| Technology | **107** | 105 | 101 | **322** | 308 |
| Communications | **18** | 19 | 19 | **55** | 59 |
| Professional fees | **40** | 32 | 33 | **102** | 90 |
| Other | **84** | 76 | 79 | **237** | 227 |
| | **634** | 623 | 616 | **1,901** | 1,853 |
| **Income before income taxes and non-controlling interest** | **283** | 304 | 258 | **905** | 886 |
| Income taxes | **58** | 82 | 46 | **233** | 219 |
| | **225** | 222 | 212 | **672** | 667 |
| Non-controlling interest | **5** | 8 | 5 | **21** | 19 |
| **Net income** | **220** | 214 | 207 | **651** | 648 |
| Dividends on preferred shares | **6** | 5 | 8 | **16** | 21 |
| **Net income available to common shareholders** | **214** | 209 | 199 | **635** | 627 |
| Number of common shares outstanding (thousands) | | | | | |
| Average - basic | **161,927** | 162,598 | 165,363 | **163,149** | 166,789 |
| Average - diluted | **164,512** | 165,552 | 167,849 | **165,903** | 169,310 |
| End of period | **161,918** | 161,882 | 165,096 | **161,918** | 165,096 |
| **Earnings per common share** (dollars) | | | | | |
| Basic | **1.32** | 1.29 | 1.20 | **3.89** | 3.76 |
| Diluted | **1.30** | 1.26 | 1.18 | **3.83** | 3.70 |
| **Dividends per common share** (dollars) | **0.50** | 0.48 | 0.44 | **1.46** | 1.28 |

# Consolidated Balance Sheet

| (unaudited) (millions of dollars) | July 31 2006 | April 30 2006 | October 31 2005 | July 31 2005 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Cash** | **257** | 226 | 227 | 232 |
| **Deposits with financial institutions** | **9,029** | 9,467 | 10,087 | 11,799 |
| **Securities** | | | | |
| Investment account | **7,715** | 7,671 | 6,716 | 6,945 |
| Trading account | **27,705** | 28,839 | 26,336 | 27,745 |
| | **35,420** | 36,510 | 33,052 | 34,690 |
| **Securities purchased under reverse repurchase agreements** | **5,954** | 7,549 | 7,023 | 8,270 |
| **Loans** (Notes 4 and 5) | | | | |
| Residential mortgage | **15,440** | 14,889 | 15,677 | 16,005 |
| Personal and credit card | **10,961** | 10,687 | 9,796 | 9,292 |
| Business and government | **22,368** | 22,285 | 22,096 | 20,978 |
| | **48,769** | 47,861 | 47,569 | 46,275 |
| Allowance for credit losses | **(424)** | (439) | (451) | (480) |
| | **48,345** | 47,422 | 47,118 | 45,795 |
| **Other** | | | | |
| Customers' liability under acceptances | **3,598** | 3,677 | 3,242 | 2,842 |
| Fair value of trading derivative financial instruments | **2,438** | 2,599 | 2,390 | 2,844 |
| Premises and equipment | **355** | 345 | 355 | 345 |
| Goodwill | **686** | 662 | 662 | 662 |
| Intangible assets | **177** | 177 | 178 | 179 |
| Other assets | **2,386** | 2,549 | 3,264 | 2,935 |
| | **9,640** | 10,009 | 10,091 | 9,807 |
| | **108,645** | 111,183 | 107,598 | 110,593 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | |
| **Deposits** | | | | |
| Personal | **29,178** | 28,270 | 26,385 | 25,476 |
| Business and government | **29,097** | 30,930 | 29,636 | 28,474 |
| Deposit-taking institutions | **9,594** | 10,918 | 5,956 | 7,043 |
| Deposit from NBC Capital Trust (Note 6) | **225** | - | - | - |
| | **68,094** | 70,118 | 61,977 | 60,993 |
| **Other** | | | | |
| Acceptances | **3,598** | 3,677 | 3,242 | 2,842 |
| Obligations related to securities sold short | **14,864** | 15,094 | 15,504 | 16,776 |
| Securities sold under repurchase agreements | **7,620** | 7,541 | 12,915 | 14,526 |
| Fair value of trading derivative financial instruments | **1,623** | 1,997 | 1,846 | 2,386 |
| Other liabilities | **6,023** | 6,068 | 5,928 | 6,593 |
| | **33,728** | 34,377 | 39,435 | 43,123 |
| **Subordinated debentures** (Note 7) | **1,599** | 1,599 | 1,102 | 1,409 |
| **Non-controlling interest** | **522** | 517 | 487 | 415 |
| **Shareholders' equity** (Note 9) | | | | |
| Preferred shares | **400** | 400 | 400 | 575 |
| Common shares | **1,563** | 1,558 | 1,565 | 1,557 |
| Contributed surplus | **19** | 17 | 13 | 12 |
| Unrealized foreign currency translation adjustments | **(82)** | (77) | (26) | (10) |
| Retained earnings | **2,802** | 2,674 | 2,645 | 2,519 |
| | **4,702** | 4,572 | 4,597 | 4,653 |
| | **108,645** | 111,183 | 107,598 | 110,593 |

# Consolidated Statement of Changes in Shareholders' Equity

| (unaudited) (millions of dollars) | Nine months ended July 31 | |
|---|---|---|
| | 2006 | 2005 |
| **Preferred shares at beginning** | 400 | 375 |
| Issuance of preferred shares, Series 16 | - | 200 |
| **Preferred shares at end** | 400 | 575 |
| **Common shares at beginning** | 1,565 | 1,545 |
| Issuance of common shares | | |
| Dividend Reinvestment and Share Purchase Plan | 11 | 9 |
| Stock Option Plan | 31 | 42 |
| Repurchase of common shares for cancellation (Note 9) | (43) | (39) |
| Impact of shares acquired or sold for trading purposes | (1) | - |
| **Common shares at end** | 1,563 | 1,557 |
| **Contributed surplus at beginning** | 13 | 7 |
| Stock option expense (Note 10) | 6 | 5 |
| **Contributed surplus at end** | 19 | 12 |
| **Unrealized foreign currency translation adjustments at beginning** | (26) | (10) |
| Losses on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes | (56) | - |
| **Unrealized foreign currency translation adjustments at end** | (82) | (10) |
| **Retained earnings at beginning** | 2,645 | 2,287 |
| Net income | 651 | 648 |
| Impact of initial adoption of AcG-15 "Consolidation of Variable Interest Entities" | - | 6 |
| Dividends | | |
| Preferred shares | (16) | (21) |
| Common shares | (240) | (214) |
| Premium paid on common shares repurchased for cancellation (Note 9) | (232) | (185) |
| Share issuance and other expenses, net of income taxes | (6) | (2) |
| **Retained earnings at end** | 2,802 | 2,519 |
| Shareholders' equity | 4,702 | 4,653 |

## Consolidated Statement of Cash Flows

(unaudited)
(millions of dollars)

| | Quarter ended July 31 | | Nine months ended July 31 | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| **Cash flows from operating activities** | | | | |
| Net income | **220** | 207 | **651** | 648 |
| Adjustments for: | | | | |
| Provision for credit losses | **16** | 15 | **55** | 33 |
| Amortization of premises and equipment | **16** | 15 | **49** | 45 |
| Future income taxes | **5** | (1) | **10** | (30) |
| Translation adjustment on foreign currency subordinated debentures | **-** | (11) | **(3)** | 1 |
| Gains (losses) on sale of investment account securities, net | **(60)** | 7 | **(130)** | (87) |
| Gains on asset securitization and other transfers of receivables, net | **(19)** | (32) | **(62)** | (87) |
| Stock option expense | **2** | 2 | **6** | 5 |
| Change in interest payable | **(41)** | 50 | **57** | 62 |
| Change in interest and dividends receivable | **9** | 12 | **63** | (12) |
| Change in income taxes payable | **27** | (18) | **95** | 10 |
| Change in net fair value amounts of trading derivative financial instruments | **(213)** | (54) | **(271)** | (46) |
| Change in trading account securities | **1,134** | (3,398) | **(1,369)** | (7,184) |
| Change in other items | **110** | 1,632 | **807** | 270 |
| | **1,206** | (1,574) | **(42)** | (6,372) |
| **Cash flows from financing activities** | | | | |
| Change in deposits | **(2,249)** | (753) | **5,892** | 7,561 |
| Issuance of deposit from NBC Capital Trust | **225** | - | **225** | - |
| Issuance of subordinated debentures | **-** | - | **500** | 350 |
| Repurchase of subordinated debentures | **-** | (350) | **-** | (350) |
| Issuance of common shares | **5** | 18 | **41** | 51 |
| Issuance of preferred shares | **-** | - | **-** | 200 |
| Repurchase of common shares for cancellation | **-** | (75) | **(275)** | (224) |
| Dividends paid on common shares | **(79)** | - | **(231)** | (205) |
| Dividends paid on preferred shares | **(5)** | (7) | **(16)** | (19) |
| Change in obligations related to securities sold short | **(230)** | 1,688 | **(640)** | 6,572 |
| Change in securities sold under repurchase agreements | **79** | 7,641 | **(5,295)** | 6,344 |
| Change in other items | **(5)** | (9) | **(56)** | (4) |
| | **(2,259)** | 8,153 | **145** | 20,276 |
| **Cash flows from investing activities** | | | | |
| Change in deposits with financial institutions pledged as collateral | **34** | (3,680) | **3,974** | (3,619) |
| Change in loans | **(1,263)** | (2,336) | **(2,784)** | (5,645) |
| Proceeds from securitization of assets and other transfers of receivables | **324** | 278 | **1,502** | 2,021 |
| Maturity of securitized assets | **-** | (206) | **-** | (706) |
| Purchases of investment account securities | **(44,346)** | (9,226) | **(101,071)** | (21,233) |
| Sales of investment account securities | **44,368** | 9,089 | **100,203** | 21,858 |
| Change in securities purchased under reverse repurchase agreements | **1,595** | (1,427) | **1,069** | (3,774) |
| Consolidation of assets in accordance with AcG-15 | **(6)** | - | **(1)** | (132) |
| Net acquisitions of premises and equipment | **(26)** | (17) | **(49)** | (39) |
| | **680** | (7,525) | **2,843** | (11,269) |
| **Increase in cash and cash equivalents** | **(373)** | (946) | **2,946** | 2,635 |
| Cash and cash equivalents at beginning | **9,595** | 8,914 | **6,276** | 5,333 |
| Cash and cash equivalents at end | **9,222** | 7,968 | **9,222** | 7,968 |
| **Cash and cash equivalents** | | | | |
| Cash | **257** | 232 | **257** | 232 |
| Deposits with financial institutions | **9,029** | 11,799 | **9,029** | 11,799 |
| Less: Amount pledged as collateral | **(64)** | (4,063) | **(64)** | (4,063) |
| | **9,222** | 7,968 | **9,222** | 7,968 |
| **Supplementary information** | | | | |
| Interest paid | **639** | 421 | **1,802** | 1,130 |
| Income taxes paid | **28** | 79 | **176** | 174 |

# Notes to the Consolidated Financial Statements

(unaudited) (millions of dollars)

*These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2005. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2006.*

## 1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2005.

## 2. Recent Accounting Standards Pending Adoption

### Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued three new standards: "Financial Instruments – Recognition and Measurement," "Hedges" and "Comprehensive Income." The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be reported in Other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in Other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in Shareholders' Equity. A new statement entitled "Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

## 3. Transfers of Receivables

### Securitization transactions

*CMHC-guaranteed mortgage loans and credit card receivables*

The Bank securitizes guaranteed residential mortgage loans through the creation of mortgage-backed securities. The Bank also sells credit card receivables on a revolving basis to a trust. The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under "Securitization revenues."

| Securitization operations for the quarter ended: | July 31, 2006 Mortgage loans | April 30, 2006 Mortgage loans | July 31, 2005 Mortgage loans |
|---|---|---|---|
| Net cash proceeds | 324 | 618 | 335 |
| Retained interests | 7 | 17 | 16 |
| Retained servicing liability | (2) | (4) | (2) |
| | 329 | 631 | 349 |
| Receivables securitized and sold | 328 | 626 | 336 |
| Gain before income taxes, net of transaction fees | 1 | 5 | 13 |
| Mortgage-backed securities created and retained included in the item "Securities – investment account" | 43 | 278 | – |

| Securitization operations for the nine months ended: | July 31, 2006 | July 31, 2005 | |
|---|---|---|---|
| | Mortgage loans | Mortgage loans | Credit card receivables |
| Net cash proceeds | 1,361 | 1,135 | 795 |
| Retained interests | 37 | 54 | 21 |
| Retained servicing liability | (8) | (7) | (4) |
| | 1,390 | 1,182 | 812 |
| Receivables securitized and sold | 1,379 | 1,141 | 800 |
| Gain before income taxes, net of transaction fees | 11 | 41 | 12 |
| Mortgage-backed securities created and retained included in the item "Securities – investment account" | 596 | 140 | – |

The key assumptions used to measure the fair value of retained interests at the securitization date for transactions carried out during the quarter ended July 31, 2006 were as follows:

| Guaranteed mortgage loans – Key assumptions | 2006 |
|---|---|
| Weighted average term (months) | 29.4 |
| Prepayment rate | 20.0 % |
| Excess spread, net of credit losses | 0.9 % |
| Expected credit losses | – |
| Discount rate | 4.6 % |

# Notes to the Consolidated Financial Statements (cont.)
(unaudited) (millions of dollars)

## 3. Transfers of Receivables (cont.)

### Other transfers

The Bank sells insured and uninsured mortgage loans to a mutual fund administrated by the Bank. The pre-tax gain or loss is carried in the Consolidated Statement of Income under "Other income - Other." The following table summarizes the other transfers carried out by the Bank:

| | Nine months ended | |
|---|---|---|
| | **July 31, 2006** | July 31, 2005 |
| Net cash proceeds | **141** | 294 |
| Insured and uninsured mortgage loans sold | **140** | 296 |
| Gain (loss) before income taxes | **1** | (2) |

## 4. Loans and Impaired Loans

| | | Impaired loans | | |
|---|---|---|---|---|
| | Gross amount | Gross | Specific allowances | Net balance |
| **July 31, 2006** | | | | |
| Residential mortgage | 15,440 | 13 | 2 | 11 |
| Personal and credit card | 10,961 | 36 | 17 | 19 |
| Business and government | 22,368 | 165 | 97 | 68 |
| | 48,769 | 214 | 116 | 98 |
| General allowance (1) | | | | (308) |
| Impaired loans, net of specific and general allowances | | | | (210) |
| **October 31, 2005** | | | | |
| Residential mortgage | 15,677 | 10 | 2 | 8 |
| Personal and credit card | 9,796 | 35 | 18 | 17 |
| Business and government | 22,096 | 215 | 123 | 92 |
| | 47,569 | 260 | 143 | 117 |
| General allowance (1) | | | | (308) |
| Impaired loans, net of specific and general allowances | | | | (191) |

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

## 5. Allowance for Credit Losses

The changes made to allowances are as follows:

| | Specific allowances | Allocated general allowance | Unallocated general allowance | Nine months ended July 31 2006 | Nine months ended July 31 2005 |
|---|---|---|---|---|---|
| Allowances at beginning | 143 | 241 | 67 | **451** | 578 |
| Provision for credit losses | 55 | (6) | 6 | **55** | 33 |
| Write-offs | (129) | - | - | **(129)** | (171) |
| Recoveries | 47 | - | - | **47** | 40 |
| Allowances at end | 116 | 235 | 73 | **424** | 480 |

## 6. Deposit from NBC Capital Trust

On June 15, 2006, NBC Capital Trust (the "Trust"), an open-end trust established under the laws of the Province of Ontario, issued 225,000 transferable non-voting trust units called Trust Capital Securities – Series 1, or NBC CapS-Series 1. The gross proceeds from the offering of $225 million were used by the Trust to acquire a deposit note from the Bank. Since the Bank does not consolidate the Trust, the deposit note is presented on the consolidated balance sheet of the Bank under "Deposits".

The deposit note bears interest at a fixed annual rate of 5.329% payable semi-annually in arrears up to June 30, 2016 and thereafter at a fixed annual rate equal to the Bankers' Acceptance Rate plus 1.50%. The deposit note, which will mature on June 30, 2056, may be redeemed, on and after June 30, 2011, at the option of the Bank, without the consent of the Trust, subject to prior written notice and prior approval of the Superintendent of Financial Institutions, or upon the occurrence of certain regulatory or tax events as defined. If the Bank redeems the deposit note, in whole or in part, the Trust will be required to redeem a corresponding amount of NBC CapS-Series 1.

Each $1,000 of principal amount of the deposit note is convertible at any time into 40 First Preferred Shares Series 17 of the Bank at the option of the Trust. The Trust will exercise this conversion right in circumstances in which holders of NBC CapS-Series 1 exercise their exchange rights.

Failure by the Bank to make payment or to satisfy its other obligations under the deposit note will not entitle the Trust to accelerate payment of the deposit note.

The Trust is a variable interest entity under Accounting Guideline No 15 "Consolidation of Variable Interest Entities" (AcG – 15). Although, the Bank owns the equity and voting control of the Trust, the Bank does not consolidate the Trust because the Bank is not the primary beneficiary; therefore, NBC CapS-Series 1 issued by the Trust are not reported on the Bank's Consolidated Balance Sheet, but the deposit note is reported under "Deposits".

# Notes to the Consolidated Financial Statements (cont.)
(unaudited) (millions of dollars)

## 6. Deposit from NBC Capital Trust (cont.)

The non-cumulative cash distribution per NBC CapS-Series 1 will be $26.645 (representing an annual yield of 5.329% of the $1,000 initial issue price) paid by the Trust semi-annually from December 31, 2006 to and including June 30, 2016, and thereafter, will be determined by multiplying $1,000 by one-half of the sum of the applicable Bankers' Acceptance Rate plus 1.50%. No cash distributions will be payable by the Trust on NBC CapS-Series 1 if the Bank fails to declare regular dividends on its preferred shares, or if no preferred shares are then outstanding, on its outstanding common shares. In this case, the net distributable funds of the Trust will be paid to the Bank as holder of the Special Trust Securities, representing the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions in full on the NBC CapS-Series 1, the Bank will not declare dividends on any of its preferred shares and common shares for a specified period of time. The NBC CapS-Series 1 are not redeemable at the option of the holder.

On or after June 30, 2011, the Trust may, at its option, redeem the NBC CapS-Series 1, in whole or in part, without the consent of the holders, subject to prior written notice and prior approval of the Superintendent of Financial Institutions or upon the occurrence of certain regulatory or tax events as defined.

Holders of NBC CapS-Series 1 may surrender at any time, subject to prior notice, each NBC CapS-Series 1 for 40 First Preferred Shares Series 17 of the Bank. The Bank's First Preferred Shares Series 17 pay semi-annual non-cumulative cash dividends as and when declared by the Board of Directors and will be redeemable at the option of the Bank, with the prior approval of the Superintendent of Financial Institutions, on or after June 30, 2011, but not at the option of the holders. This exchange right will be effected through the conversion by the Trust of the corresponding amount of the deposit note of the Bank. The NBC CapS-Series 1 exchanged for the Bank's First Preferred Shares Series 17 will be cancelled by the Trust.

Each NBC CapS-Series 1 will be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares Series 18 of the Bank, upon the occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent of Financial Institutions takes control of the Bank; (iii) the Bank has a Tier 1 capital ratio of less than 5% or a total capital ratio of less than 8%; or (iv) the Superintendent of Financial Institutions has directed the Bank to increase its capital or to provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction to the satisfaction of the Superintendent. The Bank's First Preferred Shares Series 18 pay semi-annual non-cumulative cash dividends and will be redeemable at the option of the Bank, with the prior approval of the Superintendent of Financial Institutions, on or after June 30, 2011, but not at the option of the holders. On an automatic exchange, the Bank will hold all outstanding trust capital securities of the Trust, the main asset of which is the deposit note.

As at July 31, 2006, for regulatory capital purposes, $225 million of NBC CapS-Series 1 qualify as Tier 1 capital.

## 7. Subordinated Debentures

On November 2, 2005, the Bank issued $500 million of subordinated debentures that mature in 2020. Interest at the annual rate of 4.70% is payable semi-annually on May 2 and November 2 of each year.

## 8. Pension and Other Employee Future Benefits

| | Quarter ended | | | Nine months ended | |
|---|---|---|---|---|---|
| | **July 31 2006** | April 30 2006 | July 31 2005 | **July 31 2006** | July 31 2005 |
| Pension benefit expense | **15** | 15 | 14 | **44** | 38 |
| Other employee future benefit expense | **2** | 2 | 2 | **7** | 4 |

## 9. Capital Stock

| Shares outstanding and dividends as at July 31, 2006 | Shares | | Dividends | |
|---|---|---|---|---|
| | Number of shares | $ | $ | per share |
| First preferred shares | | | | |
| Series 15 | 8,000,000 | 200 | 9 | 0.3656 |
| Series 16 | 8,000,000 | 200 | 7 | 0.3031 |
| | 16,000,000 | 400 | 16 | |
| Common shares | 161,917,623 | 1,563 | 240 | 0.5000 |
| | | 1,963 | 256 | |

### Repurchase of common shares

On January 23, 2006, the Bank commenced a normal course issuer bid to repurchase, for cancellation, up to 8,278,000 common shares over a 12-month period ending no later than January 22, 2007. Repurchases are made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares are charged to retained earnings. As at July 31, 2006, the Bank had repurchased 2,700,820 common shares at a cost of $169 million, which reduced common share capital by $26 million and retained earnings by $143 million.

On January 13, 2005, the Bank commenced a normal course issuer bid to repurchase, for cancellation, up to 8,400,000 common shares over a 12-month period ended January 12, 2006. Repurchases are made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares are charged to retained earnings. During the nine months ended July 31, 2006, the Bank repurchased 1,771,600 common shares at a cost of $106 million, which reduced common share capital by $17 million and retained earnings by $89 million.

# Notes to the Consolidated Financial Statements (cont.)
(unaudited) (millions of dollars)

## 10. Stock-Based Compensation

### *Stock Option Plan*
During the nine months ended July 31, 2006, the Bank awarded 943,200 stock options (1,468,260 in 2005) at a fair value of $12.81 ($9.70 in 2005).

As at July 31, 2006, a total of 5,481,517 stock options were outstanding.

The fair value of these options was estimated, on the award date, using the Black-Scholes valuation model. The following assumptions were used:

| | Nine months ended | |
|---|---|---|
| | **July 31, 2006** | July 31, 2005 |
| Risk-free interest rate | **4.18 %** | 4.05 % |
| Expected life of the options | **6 years** | 6 years |
| Expected volatility | **24 %** | 27 % |
| Expected dividend yield | **5 %** | 5 % |

The following table presents the compensation expense recorded for the stock options:

| | Quarter ended | | | Nine months ended | |
|---|---|---|---|---|---|
| | **July 31, 2006** | April 30, 2006 | July 31, 2005 | **July 31, 2006** | July 31, 2005 |
| Bank stock options | **2** | 2 | 2 | **6** | 5 |

### Stock Appreciation Rights (SAR) Plan
During the nine months ended July 31, 2006, the Bank awarded 5,400 SARs. As at July 31, 2006, a total of 316,850 SARs were outstanding.

### Deferred Stock Unit (DSU) Plan for Officers
During the nine months ended July 31, 2006, the Bank awarded 32,911 DSUs. As at July 31, 2006, a total of 125,569 DSUs for officers were outstanding.

### Restricted Stock Unit Plan (RSU)
During the nine months ended July 31, 2006, the Bank awarded 117,655 RSUs (76,582 during the quarter ended July 31, 2006). As at July 31, 2006, a total of 162,147 RSUs were outstanding.

## 11. Acquisition – Credigy Ltd.

On July 26, 2006, a subsidiary of the Bank acquired a 68% interest in Credigy Ltd., a privately held purchaser of and service-provider for distressed receivables of, mainly, U.S. consumers, for a total cash consideration of $59.1 million, including direct acquisition costs.

The assets acquired totalled approximately $105.2 million while the liabilities assumed, including non-controlling interest, were about $70.0 million. The excess of the purchase price over the estimated fair value of net assets of $23.9 million was recognized in the Consolidated Balance Sheet as goodwill. This amount could be adjusted once the Bank has completed its valuation of the assets acquired and liabilities assumed.

An additional cash consideration of up to $18.7 million could be paid over the next three years, provided certain profitability targets are achieved and, if applicable, would be recognized as goodwill.

Credigy's results have been recognized in the Consolidated Statement of Income as of the July 26, 2006 acquisition date.

## 12. Segment Disclosures

**Quarter ended July 31**

| | Personal and Commercial | | Wealth Management | | Financial Markets | | Other | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 | **2006** | 2005 | **2006** | 2005 | **2006** | 2005 |
| Net interest income [1] | **348** | 329 | **30** | 25 | **111** | 19 | **(81)** | (65) | **408** | 308 |
| Other income [1] | **211** | 196 | **174** | 174 | **127** | 204 | **13** | 7 | **525** | 581 |
| Total revenues | **559** | 525 | **204** | 199 | **238** | 223 | **(68)** | (58) | **933** | 889 |
| Operating expenses | **339** | 324 | **152** | 150 | **143** | 140 | **-** | 2 | **634** | 616 |
| Contribution | **220** | 201 | **52** | 49 | **95** | 83 | **(68)** | (60) | **299** | 273 |
| Provision for credit losses | **24** | 26 | **-** | - | **1** | - | **(9)** | (11) | **16** | 15 |
| Income before income taxes and non-controlling interest | **196** | 175 | **52** | 49 | **94** | 83 | **(59)** | (49) | **283** | 258 |
| Income taxes [1] | **66** | 59 | **17** | 19 | **34** | 29 | **(59)** | (61) | **58** | 46 |
| Non-controlling interest | **-** | - | **1** | 1 | **-** | - | **4** | 4 | **5** | 5 |
| Net income (net loss) | **130** | 116 | **34** | 29 | **60** | 54 | **(4)** | 8 | **220** | 207 |
| Average assets | **47,820** | 44,576 | **874** | 870 | **67,860** | 55,456 | **(9,877)** | (5,458) | **106,677** | 95,444 |

**Nine months ended July 31**

| | Personal and Commercial | | Wealth Management | | Financial Markets | | Other | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 | **2006** | 2005 | **2006** | 2005 | **2006** | 2005 |
| Net interest income [2] | **1,013** | 966 | **89** | 73 | **113** | 180 | **(228)** | (182) | **987** | 1,037 |
| Other income [2] | **595** | 554 | **559** | 525 | **649** | 562 | **71** | 94 | **1,874** | 1,735 |
| Total revenues | **1,608** | 1,520 | **648** | 598 | **762** | 742 | **(157)** | (88) | **2,861** | 2,772 |
| Operating expenses | **985** | 941 | **472** | 461 | **436** | 444 | **8** | 7 | **1,901** | 1,853 |
| Contribution | **623** | 579 | **176** | 137 | **326** | 298 | **(165)** | (95) | **960** | 919 |
| Provision for credit losses | **88** | 79 | **-** | - | **3** | 4 | **(36)** | (50) | **55** | 33 |
| Income before income taxes and non-controlling interest | **535** | 500 | **176** | 137 | **323** | 294 | **(129)** | (45) | **905** | 886 |
| Income taxes [2] | **180** | 167 | **58** | 49 | **111** | 101 | **(116)** | (98) | **233** | 219 |
| Non-controlling interest | **-** | - | **4** | 3 | **4** | 1 | **13** | 15 | **21** | 19 |
| Net income (net loss) | **355** | 333 | **114** | 85 | **208** | 192 | **(26)** | 38 | **651** | 648 |
| Average assets | **47,049** | 43,433 | **920** | 881 | **66,374** | 49,407 | **(9,127)** | (5,524) | **105,216** | 88,197 |

**Personal and Commercial**
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

**Wealth Management**
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

**Financial Markets**
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

**Other**
The Other heading comprises securitization operations, certain non-recurring items and the unallocated portion of centralized services.

**Taxable equivalent**
(1) The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $23 million ($24 million in 2005) and other income by $32 million ($36 million in 2005). An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

(2) For the nine months ended July 31, 2006, net interest income was grossed up by $60 million ($63 million in 2005) and other income by $46 million ($52 million in 2005). An equivalent amount was added to income taxes. The impact of these increases is reversed under the "Other" heading.

## Synchronized monetary tightening

**Helped by the performance of the emerging Asian economies and the acceleration of the economies of Europe and Japan, the global economy will once again post solid GDP growth in 2006 (around 4.5%). The current synchronized liquidity withdrawal by the central banks is likely to lead to a deceleration in the world economy starting in 2007.**

Since the beginning of 2006, the global economy has continued to expand at a vigorous pace. It is well on its way to a third consecutive year of GDP growth in excess of 4%, its best run in over 30 years. The current expansion is more evenly distributed than in previous years, when the only engines the global economy could count on were the U.S. and China. The corrosive deflation that plagued Japan for more than 10 years is finally a thing of the past, and the economic recovery now appears sustainable. Europe's economy has likewise pulled out of its slumber. In both cases, interest rates need to be adjusted upward.

In China, authorities are eager to temper economic growth. Elsewhere in the world, central banks are focused on rising inflation expectations in the wake of mounting energy and raw material prices. With Canada and the United States having already ratcheted up interest rates, synchronized monetary tightening is under way for the first time in almost 15 years. As a result, global economic growth is expected to slow to 4.1% in 2007, a level still well above the long-term average.

The U.S. economy seems to be in transition. Reacting to two years of successive hikes in the key interest rate and the erosion of purchasing power by higher energy prices, households are becoming less confident. However, business investment is holding firm and, more importantly, exports are accelerating in tandem with the economic turnaround in overseas countries. All things considered, U.S. economic growth should cool to a pace consistent with its potential GDP, thereby enabling the country to bypass a significant rate increase.

Canada is currently in a class apart. Its fundamentals are among the best in 50 years. Rich in natural resources, the country is benefitting from skyrocketing raw material prices by racking up record trade surpluses. These improved terms of trade are reflected in a ratio of profits to GDP that is at a 50-year high and an unemployment rate that is at a 30-year low. Canada continues to be the only G7 country that has managed to balance its budget for several years running. With the stars so favourably aligned, it is little wonder that the Canadian dollar is popular with foreign investors. The strong loonie is helping to keep inflation low and interest rates below U.S. levels. The Canadian economy should grow by 3.0% in 2006 and 2.7% in 2007.

We feel that one of the main economic and political challenges that lies ahead for Canada is the redistribution of wealth among Canadians in order to reduce regional disparities resulting from an uneven distribution of resources. For example, economic growth in Quebec has been modest since 2003, in spite of strong domestic demand. The problem, really, is the narrowing of the trade balance, which was proportionally higher in Quebec than in any other province between 2003 and 2005. Of course, the robust Canadian dollar is also a contributing factor.

Since 2002, financial markets have provided investors with solid returns due to an unprecedented liquidity injection by the central banks. However, with monetary authorities on high alert against a resurgence of inflation, capital markets have become more volatile. The comments of the chairman of the Federal Reserve, which were considered to be reassuring, assume that businesses will have to eat into their profit margins to cover the costs resulting from higher raw material prices and salaries. Obviously, earnings growth could be well below expectations. In Canada, because of the heavy weighting of resource stocks, the S&P/TSX is extremely dependent on the climate of speculation surrounding raw material prices. As usual, the investor must maintain a disciplined approach. For long-term investing, the key to success continues to be diversification among asset classes.

## Economic Commentary

*For a more detailed analysis and up-to-date information on the state of the global and local economy, we invite you to consult the following National Bank economic publications:*

**Economic and Financial Outlook:** A complete survey of the economic outlook in North America and abroad, the provincial economies, and financial markets and sectors. Published twice a year.

**Monthly Economic Monitor:** An overview of recent economic developments in Canada, the United States and around the world, with an update of our economic forecast.

**Economic Weekly:** A weekly analysis of current economic issues along with the latest figures for selected indicators of foreign, North American and provincial economies, and commodity prices.

These publications are available on the Bank's website at **www.nbc.ca** under Economic Analysis in the menu on the right-hand side of the screen.

www.nbc.ca

**NATIONAL BANK OF CANADA**

## Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

## National Bank of Canada
## Information for Shareholders and Investors

### Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Toll free: 1-800-517-5455
Fax: (514) 394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

### Public Relations
600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: **www.nbc.ca**
General inquiries: **telnat@nbc.ca**

### Next quarterly report publication date for fiscal 2005-2006
Fourth quarter: November 30, 2006

### DISCLOSURE OF 3rd QUARTER 2006 RESULTS

Conference call:
- A conference call for analysts and institutional investors will be held on **August 31, 2006 at 1:00 p.m. EDT.**
- Access by telephone in listen-only mode: **1-866-898-9626** or **(416) 340-2216**
- A recording of the conference call can be heard until September 7, 2006 by calling **1-800-408-3053** or **(416) 695-5800.** The access code is **3194419#.**

Webcast:
- The conference call will be webcast live at **www.nbc.ca/investorrelations.**
- A recording of the webcast will also be available on the Internet after the call.

### Financial Documents
- The quarterly financial statements are available at all times on National Bank's website at **www.nbc.ca/investorrelations.**
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

### Transfer Agent and Registrar
For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are requested to contact the transfer agent, Computershare Trust Company of Canada, at the address or telephone numbers below.

### Computershare Trust Company of Canada
Share Ownership Management
1100 University, 12th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
Email: **clientele@tbn.bnc.ca**

### Direct Deposit Service for Dividends
Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the Transfer Agent, Computershare Trust Company of Canada.

### Dividend Reinvestment and Share Purchase Plan
National Bank offers holders of its common shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in common shares of the Bank without paying a commission or administration fee. Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares they hold or by making optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter. For additional information, please contact the Registrar, Computershare Trust Company of Canada, at 1-800-341-1419 or (514) 871-7171.

# www.nbc.ca/investorrelations

*National Bank of Canada is committed to protecting the environment.*

certified | processed chlorine-free | 100% post-consumer | recyclable | permanent archival | bio gas energy

File No. 82-3764

NATIONAL BANK OF CANADA



# FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, ***PIERRE FITZGIBBON***, Senior Vice-President Finance, Technology and Corporate Affairs of National Bank of Canada, certify that :

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***NATIONAL BANK OF CANADA*** (the issuer) for the interim period ending ***July 31, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. **NATIONAL BANK OF CANADA**'s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

August 29, 2006

(signed) *Pierre Fitzgibbon*

**PIERRE FITZGIBBON**
Senior Vice-President Finance, Technology and Corporate Affairs
National Bank of Canada

NATIONAL
BANK
OF CANADA



**FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS**

I, ***RÉAL RAYMOND***, President and Chief Executive Officer of National Bank of Canada, certify that :

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***NATIONAL BANK OF CANADA*** (the issuer) for the interim period ending ***July 31, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. **NATIONAL BANK OF CANADA**'s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

August 29, 2006

(signed) *Réal Raymond*

RÉAL RAYMOND
President and Chief Executive Officer
National Bank of Canada

**Caution regarding forward-looking statements**

From time to time, National Bank of Canada makes written and oral forward-looking statements in this quarterly report, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to Canadian securities regulations and the provisions of the United States Private Securities Litigation Reform Act of 1995. These forward looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, estimates and intentions. These forward-looking statements are typically identified by the words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank’s control, which include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and United States economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; the Bank’s ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank’s ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank’s success in anticipating and managing the foregoing risks.

Additional information about these factors can be found under “Risk Management,” “Risk Management Framework,” “Credit Risk Management,” “Market Risk Management,” “Liquidity Risk Management,” “Operational Risk Management,” and “Factors that could affect future results” in the 2005 Annual Report.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

August 31, 2006 — *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with Multilateral Instrument 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the third quarter and the first nine months of fiscal 2006. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.*

### Analysis of Results

### Consolidated Results

National Bank posted net income of $220 million in the third quarter of fiscal 2006, up 6% from $207 million for the same period of 2005. Excluding the after-tax gain of $9 million from the initial public offering by MasterCard Inc., of which the Bank is a shareholder, net income was $211 million. Net income for the first nine months of fiscal 2006 was $651 million for the Bank, $3 million more than for the same period of 2005. Had it not been for specified items, i.e., the MasterCard IPO, the net gain on the sale of shareholder management activities, the gain on the disposal of investments in South America and the reduction in the general allowance for credit risk in the first nine months of 2005 and 2006, net income would have been $25 million or 4% higher period over period.

Diluted earnings per share amounted to $1.30 in the third quarter of 2006, up 10% from $1.18 for the same period of 2005. Excluding the gain from the MasterCard IPO in the third quarter of 2006, diluted earnings per share increased $0.07. Diluted earnings per share in the first nine months of 2006 were $3.83, up 4% from the first nine months of 2005. Excluding specified items, diluted earnings per share grew 8% from period to period.

*Total Revenues*
The Bank's total revenues rose 5% in the third quarter of 2006 to reach $933 million, as against $889 million in the third quarter of 2005. Personal and Commercial net interest income advanced $19 million, or 5.8%, to $348 million for the quarter, owing to higher volumes of both consumer loans and business loans and deposits. Although the net interest margin narrowed compared to the corresponding quarter of 2005, it widened between the second and third quarter of 2006. The improvement in the spread on deposits cancelled out the deterioration of credit product spreads caused by competition.

Trading revenues, recorded in both net interest income and other income, decreased by $40 million from the third quarter of 2005 to the third quarter of 2006. The decline was more than offset by gains on investment account securities. These gains amounted to $60 million in the third quarter of 2006, with $13 million before tax coming from the MasterCard IPO, and represented a substantial increase compared to the $7 million loss in the third quarter of 2005.

Revenues from mutual funds and trust services climbed $10 million from the third quarter of 2005 to reach $83 million in the third quarter of 2006. Most of the increase stemmed from the growth in private investment management and mutual funds.

Aside from these items, the increase in other income was attributable to commissions on loans and bankers' acceptances, foreign exchange revenues and other revenues, which together rose $27 million. Securitization revenues, however, were $38 million this quarter, as against $48 million in the third quarter of 2005.

Financial market fees amounted to $139 million in the third quarter of 2006, compared to $158 million in the year-earlier period, due to the slowdown in secondary market activities and the smaller number of new issues.

Total revenues in the first nine months of 2006 grew 3% to reach $2,861 million, versus $2,772 million in the corresponding period of 2005. Personal and Commercial net interest income advanced $47 million, or 4.9%, to $1,013 million in the first nine months of 2006. Compared to the same period of 2005, trading revenues fell $17 million to $246 million, gains on securities rose $43 million to $130 million and revenues from trust services and mutual funds grew $40 million to $247 million. Similarly, other revenues, foreign exchange revenues and lending fees increased $80 million. Securitization revenues declined $26 million to $117 million and financial market fees decreased $54 million to $462 million.

*Operating Expenses*

In the third quarter of 2006, operating expenses were $634 million, up $18 million from the year-earlier period. Salaries and staff benefits decreased $1 million to $354 million, with the decrease in variable compensation offsetting the increase in regular salaries and pension plan costs during the third quarter of 2006. The ratio of salaries and staff benefits to operating expenses fell 2% to 56%. Technology expenses were up $6 million while professional fees increased $7 million to $40 million. Changes in these expenses depend on the completion schedule for technological development projects.

For the first nine months of 2006, operating expenses were up $48 million, to $1,901 million. This growth was due to professional fees, which were up $12 million, salaries and staff benefits, which rose $12 million, and technology expenses, which increased $14 million.

*Income Taxes*

Income taxes for the third quarter of 2006 totalled $58 million, representing an effective tax rate of 20.5%, compared to $46 million and an effective tax rate of 17.8% for the year-earlier period. The tax rate for the third quarter of 2006 was affected by the receipt of tax-exempt dividends, while in the third quarter of 2005 the tax rate was reduced by a transaction on the financial markets. For the first nine months of 2006, income taxes amounted to $233 million, for an effective tax rate of 25.7%, as against $219 million and an effective tax rate of 24.7% for the corresponding period of 2005.

**Results by Segment**

***Personal and Commercial***

Net income for the Personal and Commercial segment totalled $130 million for the third quarter of 2006, up 12% from the $116 million in net income earned in the corresponding quarter of 2005. Total revenues for the segment climbed 7% to $559 million. At Personal Banking, total revenues rose $22 million, or 6%, owing chiefly to growth of $2.8 billion in average asset volumes, attributable mainly to consumer loans, but also to residential mortgages and credit card advances. The increase in revenues stemming from higher loan volumes was partly offset by a narrowing of the spread on these products. However, the decrease in the spread on credit products was fully offset by the improvement in the spread on transaction deposits that resulted from the rise in interest rates. Insurance revenues jumped 15%, at an annualized rate. Total revenues for Commercial Banking were up $12 million, or 7%, due to the increase in net interest income attributable to higher volumes of loans and acceptances and growth in foreign exchange revenues. Although the spread on Commercial Banking credit products in the third quarter of 2006 was slightly narrower than in the third quarter of 2005, it was relatively steady compared to the second quarter of 2006. The spread on deposits cancelled out the decrease in the spread on credit products, at an annualized rate.

Operating expenses for the Personal and Commercial segment were $339 million for the third quarter of 2006, as against $324 million for the year-earlier period, for an increase of 5%, which is lower than the growth in total revenues. As a result, the efficiency ratio declined to 60.6% for the third quarter of 2006 from 61.7% for the same quarter of 2005. The segment's provision for credit losses was decreased by $2 million to $24 million due to a higher recovery rate for Commercial Banking.

For the first nine months of fiscal 2006, the Personal and Commercial segment posted net income of $355 million, a 7% increase over the $333 million recorded for the same period of 2005. Total revenues for the segment rose 6% to $1,608 million on growth of $62 million or 6% at Personal Banking and $26 million or 5% at Commercial Banking. The efficiency ratio moved down to 61.3% in the first nine months of 2006 from 61.9% for the same period a year earlier.

***Wealth Management***

Net income for the Wealth Management segment totalled $34 million for the third quarter of 2006, compared to $29 million for the corresponding quarter of 2005, for an increase of 17%. The segment's total revenues advanced 3% to $204 million for the third quarter of 2006. A slowdown of activities on secondary markets affecting revenues for Individual Investor Services at National Bank Financial was offset by strong growth in trust and mutual fund activities. Operating expenses were up $2 million, or 1%, to $152 million this quarter. The efficiency ratio dropped from 75.4% in the third quarter of 2005 to 74.5% this quarter.

For the first nine months of fiscal 2006, net income for the Wealth Management segment amounted to $114 million versus $85 million for the same period in 2005, for an increase of 34%. Total revenues for the segment rose 8% to $648 million in the first nine months of fiscal 2006. Operating expenses edged up barely $11 million or 2% to $472 million.

***Financial Markets***

For the quarter ended July 31, 2006, the Financial Markets segment posted net income of $60 million, up $6 million or 11% from the year-earlier period. Total segment revenues rose $15 million to $238 million. Higher gains on securities were partly offset by lower trading revenues. The reduction in new issues of securities was evident in the $9 million drop in financial market fees, while revenues from corporate banking services rose $9 million, mainly because of an increase in the value of credit derivatives. Operating expenses for the quarter were $143 million, up $3 million from the year-earlier period. This modest increase was due to a reduction in variable compensation. The provision for credit losses for the quarter stood at $1 million, compared to nil in the corresponding quarter of 2005. For the first nine months of fiscal 2006, the segment's net income totalled $208 million, up $16 million, or 8%, from the year-earlier period.

**Financial Market Revenues**

| *(taxable equivalent basis [1])*<br>*(millions of dollars)* | **Q3 2006** | **Q3 2005** |
|---|---|---|
| Trading revenues | | |
| Equity | 56 | 86 |
| Interest rate | 11 | 11 |
| Commodity and foreign exchange | 1 | 10 |
| | **68** | **107** |
| Financial market fees | 57 | 66 |
| Gains on securities | 43 | - |
| Banking services | 34 | 25 |
| Other | 36 | 25 |
| **Total** | **238** | **223** |

(1) Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. The use of the taxable equivalent basis is not in accordance with GAAP. Securities regulators require that companies caution readers that measures adjusted on a basis other than GAAP do not have standardized meanings under GAAP and may not be comparable to similar measures used by other companies. Please refer to Note 12 to the unaudited interim consolidated financial statements for the impact of the taxable equivalent adjustment to segment results.

***Other***

The "Other" heading of segment results recorded a loss of $4 million for the third quarter of 2006, compared to net income of $8 million for the same period a year earlier. The pre-tax gain of $13 million related to the MasterCard IPO partly offset the impact of lower securitization revenues and net interest income. For the first nine months of fiscal 2006, the "Other" heading recorded a loss of $26 million, as against a gain of $38 million for the corresponding period of 2005, when the Bank recorded a $37 million pre-tax gain on the disposal of investments and reversed $17 million of the general allowance for credit risk.

## Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed in certain activities, such as trading activities, and could impact several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the third quarter of 2006, cash and cash equivalents declined $0.4 billion compared to a decrease of $0.9 billion for the third quarter of 2005. As at July 31, 2006, cash and cash equivalents totalled $9.2 billion versus $8.0 billion the previous year.

Operating activities generated cash inflows of $1.2 billion for the third quarter of 2006, mainly because of the decrease in trading account securities. For the corresponding quarter of 2005, operating activities required cash of $1.6 billion because of the increase of $3.4 billion for trading account securities, partly offset by $1.6 billion in inflows from other items.

Financing activities in the third quarter of 2006 required cash of $2.3 billion, mostly in purchased funds, owing chiefly to lower deposits. For the third quarter of 2005, the $1.7 billion increase in obligations related to securities sold short and the $7.6 billion rise in securities sold under repurchase agreements accounted for $8.2 billion in cash inflows from financing activities.

Finally, investing activities generated cash of $0.7 billion in the third quarter of 2006. In the corresponding quarter of 2005, investing activities required cash of $7.5 billion due to the $2.3 billion increase in loans, the $3.7 billion rise in deposits with financial institutions pledged as collateral and the $1.4 billion in securities purchased under reverse repurchase agreements.

## Risk Management

***Credit Risk***

In the third quarter of 2006, the Bank recorded specific provisions for credit losses of $16 million, an increase of $1 million over the third quarter of 2005. As at July 31, 2006, gross impaired loans stood at $214 million compared to $260 million at the end of fiscal 2005. This decline was primarily due to the successful recovery of impaired business loans. The ratio of gross impaired loans to total adjusted capital and allowances was only 5.6%. As at July 31, 2006, allowances for credit losses exceeded gross impaired loans by $210 million versus $191 million as at October 31, 2005.

***Market Risk – Trading Activities***

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. VaR is the maximum value of potential daily losses, measured at a 99% confidence level, which means that actual losses are likely to exceed VaR only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 61 of the 2005 Annual Report. The table below, entitled "Trading Activities," illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

**Trading Activities**[1]
*(millions of dollars)*

| Global VaR by risk category | For the quarter ended July 31, 2006 | | | | For the quarter ended April 30, 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | Period end | High | Average | Low | Period end | High | Average | Low |
| Interest rate | (3.3) | (7.6) | (4.2) | (2.4) | (7.1) | (8.2) | (5.8) | (3.6) |
| Foreign exchange | (1.6) | (1.9) | (1.3) | (0.8) | (0.9) | (2.2) | (1.5) | (0.6) |
| Equity | (3.8) | (4.2) | (3.4) | (2.3) | (3.7) | (6.7) | (4.9) | (3.7) |
| Commodity | (1.0) | (1.6) | (1.1) | (0.7) | (1.4) | (1.4) | (0.9) | (0.7) |
| Correlation effect[2] | 4.8 | 7.3 | 4.5 | 2.3 | 6.5 | 9.5 | 6.0 | 3.2 |
| **Global VaR** | **(4.9)** | **(8.0)** | **(5.5)** | **(3.9)** | **(6.6)** | **(9.0)** | **(7.1)** | **(5.4)** |

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect is the result of the diversification of types of risk.

**Balance Sheet**

As at July 31, 2006, the Bank had assets of $108.6 billion, up $1.0 billion versus $107.6 billion at the end of fiscal 2005. Loans and acceptances were up $1.6 billion. In addition, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements increased $0.3 billion. The table below presents the main portfolios.

| **Average monthly volumes** *(millions of dollars)* | **July 2006** | October 2005 | July 2005 |
|---|---|---|---|
| ***Loans and acceptances**** | | | |
| Residential mortgages | 21,313 | 20,728 | 20,419 |
| Consumer loans | 9,302 | 8,283 | 7,832 |
| Credit card receivables | 1,741 | 1,707 | 1,680 |
| SME loans | 15,210 | 14,182 | 14,858 |
| Corporate loans | 3,614 | 3,216 | 2,892 |
| | **51,180** | **48,116** | **47,681** |
| ***Deposits*** | | | |
| Personal (balance) | 29,178 | 26,385 | 25,476 |
| Off-balance sheet personal savings (balance) | 67,580 | 63,262 | 63,776 |
| Business | 12,288 | 11,103 | 11,250 |

*including securitized assets

Residential mortgage loans rose steadily during the third quarter of 2006, reaching $21.3 billion as against $20.4 billion in the year-earlier period. Consumer loans climbed 19% to $9.3 billion, primarily driven by secured lines of credit. Higher consumer spending also accounted for the increase in credit card receivables, which were up 3.6% over the previous year to total $1.7 billion as at July 31, 2006. Business loans continued to grow, with SME loans up 2.4% year over year, to $15.2 billion as at July 31, 2006. Average volumes of corporate loans, for their part, rose $700 million to $3.6 billion.

Personal deposits stood at $29.2 billion as at July 31, 2006, up $3.7 billion or 14.5% from the corresponding quarter of 2005, chiefly owing to deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at July 31, 2006 totalled $67.6 billion, an increase of $3.8 billion or 6.0% in a year. The rise was primarily attributable to savings administered by brokerage subsidiaries, with the remainder divided between private investment management and mutual funds.

## ***Accounting Policies and Estimates***

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reader is referred to Note 1 and Note 2a to the 2005 annual consolidated financial statements for more information on the significant accounting policies used to prepare the financial statements.

There have not been any changes to the Bank's significant accounting policies affecting the first nine months ended July 31, 2006.

Details of significant future changes in accounting standards are presented in Note 2 to the interim consolidated financial statements.

The key assumptions and bases for estimates made by Management in accordance with GAAP and their impact on amounts presented in the interim consolidated financial statements and notes remain essentially unchanged from those described in the 2005 Annual Report.

## ***Capital***

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, stood at 9.4% and 12.4%, respectively, as at July 31, 2006 versus 9.6% and 12.8% as at October 31, 2005, including the $500 million debenture issued on November 2, 2005. During the third quarter of 2006, the Bank issued $225 million in innovative capital instruments. During the first nine months of fiscal 2006, the Bank repurchased 4.5 million common shares for a total of $275 million as part of its normal course issuer bids.

Risk-weighted assets rose $2.4 billion or 5.2% since the start of the fiscal year mainly because of higher loan volumes.

## ***Dividends***

At its meeting on August 31, 2006, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a 50 cent dividend per common share, payable on November 1, 2006 to shareholders of record on September 28, 2006.

## Additional Financial Information

(unaudited)
(millions of dollars except per share amounts)

| | 2006 | | | 2005 | | | | 2004 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| | **Q3** | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Total | Total |
| **Total revenues** | **$933** | $949 | $979 | $931 | $889 | $900 | $983 | $892 | $3,703 | $3,545 |
| **Net income** | **220** | 214 | 217 | 207 | 207 | 202 | 239 | 192 | 855 | 725 |
| **Earnings per share** | | | | | | | | | | |
| Basic | **1.32** | 1.29 | 1.28 | 1.22 | 1.20 | 1.17 | 1.39 | 1.11 | 4.98 | 4.10 |
| Diluted | **1.30** | 1.26 | 1.26 | 1.20 | 1.18 | 1.15 | 1.37 | 1.09 | 4.90 | 4.05 |
| **Dividends per common share** | **0.50** | 0.48 | 0.48 | 0.44 | 0.44 | 0.42 | 0.42 | 0.38 | 1.72 | 1.42 |
| **Return on common shareholders' equity** | **20.2 %** | 20.4 % | 19.9 % | 19.4 % | 19.6 % | 19.9 % | 23.6 % | 19.7 % | 20.7 % | 18.8 % |
| **Total assets** | **$108,645** | $111,183 | $105,276 | $107,598 | $110,593 | $99,917 | $91,703 | $88,497 | | |
| **Impaired loans,net** | **98** | 111 | 113 | 117 | 114 | 119 | 134 | 160 | | |
| **Per common share** | | | | | | | | | | |
| Book value | **26.57** | 25.77 | 25.72 | 25.39 | 24.70 | 24.19 | 23.97 | 22.87 | | |
| Stock trading range | | | | | | | | | | |
| High | **62.69** | 65.60 | 63.90 | 61.47 | 58.21 | 55.24 | 49.75 | 48.78 | | |
| Low | **56.14** | 61.35 | 58.35 | 55.87 | 51.60 | 48.72 | 46.39 | 42.31 | | |

# Highlights

| (unaudited) | Quarter ended July 31 | | | Nine months ended July 31 | | |
|---|---|---|---|---|---|---|
| | **2006** | 2005 | **% Change** | **2006** | 2005 | **% Change** |
| **Operating results** | | | | | | |
| (millions of dollars) | | | | | | |
| Total revenues | **$933** | $889 | 5 | **$2,861** | $2,772 | 3 |
| Net income | **220** | 207 | 6 | **651** | 648 | - |
| Return on common shareholders' equity | **20.2** % | 19.6 % | | **20.2** % | 21.1 % | |
| **Per common share** | | | | | | |
| Earnings - basic | **$1.32** | $1.20 | 10 | **$3.89** | $3.76 | 3 |
| Earnings - diluted | **$1.30** | $1.18 | 10 | **$3.83** | $3.70 | 4 |
| Dividends declared | **0.50** | 0.44 | 14 | **1.46** | 1.28 | 14 |
| Book value | | | | **26.57** | 24.70 | 8 |
| Stock trading range | | | | | | |
| High | **62.69** | 58.21 | | **65.60** | 58.21 | |
| Low | **56.14** | 51.60 | | **56.14** | 46.39 | |
| Close | **58.55** | 57.30 | | **58.55** | 57.30 | |
| **Financial position** | | | | July 31 | October 31 | |
| (millions of dollars) | | | | 2006 | 2005 | |
| Total assets | | | | **$108,645** | 107,598 $ | 1 |
| Loans and acceptances | | | | **51,943** | 50,360 | 3 |
| Deposits | | | | **68,094** | 61,977 | 10 |
| Subordinated debentures and shareholders' equity | | | | **6,301** | 5,699 | 11 |
| Capital ratios - BIS | | | | | | |
| Tier 1 | | | | **9.4 %** | 9.6 % | |
| Total | | | | **12.4 %** | 12.8[1] % | |
| Impaired loans, net of specific and general allowances | | | | **(210)** | (191) | |
| *as a % of loans and acceptances* | | | | **(0.4) %** | (0.4) % | |
| Assets under administration/management | | | | **227,699** | 221,132 | |
| Total personal savings | | | | **96,758** | 89,647 | |
| Interest coverage | | | | **14.60** | 12.71 | |
| Asset coverage | | | | **3.65** | 4.73 | |
| **Other information** | | | | | | |
| Number of employees | | | | **17,183** | 16 890 | 2 |
| Number of branches in Canada | | | | **453** | 457 | ( 1) |
| Number of banking machines | | | | **800** | 788 | 2 |

[1] Taking into account the issuance of $500 million of subordinated debentures on November 2, 2005.